NATIONAL BANK
FINANCIAL GROUP

National Bank releases its second quarter 2008 results

Highlights:

- Net income of $165 million
- Diluted earnings per share of $1.00
- Return on equity of 14.3%
- Tier 1 capital ratio of 9.2%

Financial highlights excluding specified items for the quarter(1):

- Net income of $229 million
- Diluted earnings per share of $1.41
- Return on equity of 20.2%

(1) The financial reporting method is explained in detail on page 3.

MONTREAL, May 29, 2008 – National Bank today announced net income of $165 million for the second quarter of 2008, as against $233 million in the second quarter of 2007. Diluted earnings per share stood at $1.00, compared to $1.40 in the corresponding quarter of 2007. The results for the quarter included losses of $73 million ($49 million after taxes), or 31 cents per share, related to economic hedge transactions undertaken to protect the asset-backed commercial paper (ABCP) portfolio against a potential significant downturn in markets.

Excluding the specified items, namely, losses on economic hedge transactions and ABCP financing costs and professional fees, net income was $229 million compared to $233 million in the second quarter of 2007. Similarly, diluted earnings per share were $1.41, for an increase of $0.01.

The Bank's net income for the first six months of the fiscal year totalled $420 million, compared to $473 million for the corresponding period of 2007. Excluding the impact of the ABCP, net income was $498 million in the first half of fiscal 2008, an increase of 5% from the $473 million earned in the year-earlier period. Excluding all specified items, net income for the first six months was $466 million, down $7 million or 1%. Diluted earnings per share stood at $2.58 for the first half of 2008, as against $2.83 for the corresponding period of 2007. Excluding the impact of the ABCP, diluted earnings per share were $3.07, up $0.24 or 8%. Finally, excluding all specified items, diluted earnings per share were $2.87, up 1%.

"We continued to see progress in personal and commercial banking with growth in both personal loans and business loans and deposits. The Personal and Commercial segment thus maintained its profitability despite the expected rise in credit losses resulting from adverse economic conditions. However, the market uncertainty that prevailed during the quarter counterbalanced that performance and underscores the need for a prudent approach to capital management at the Bank, which remains in excellent financial health," said Louis Vachon, President and Chief Executive Officer.

Personal and Commercial

- Growth of 7% in consumer loans, attributable to the ever-growing volume of home equity lines of credit in branches and loans under partnership agreements.
- Year-over-year increase of 11% in the volume of deposits from medium-sized businesses, with the greatest growth coming from outside Quebec.
- Segment profitability maintained, despite the higher provision for credit losses at Commercial Banking. Net income for the second quarter was $113 million, compared to $112 million in the same quarter of fiscal 2007.

Wealth Management

- Integration of securities brokerage firm Everest Financial Group and investment management firm Aquilon Capital Corp., whose assets under management totalled $1.1 billion.
- Net income of $44 million for the quarter, as against $45 million for the second quarter of fiscal 2007 owing to lower brokerage trading volumes.

Financial Markets

- Net income of $80 million in the second quarter of 2008 compared to $89 million for the same period a year earlier owing to lower trading revenues, financial market fees and gains on available for sale securities.

Capital Management

- Issue of First Preferred Shares, for total proceeds of $173 million.
- Tier 1 capital ratio of 9.2% and total capital ratio of 13.3% taking into account the issuance of $500 million of subordinated debentures on May 1, 2008.

Subsequent Events

- A gain on securities amounting to $88 million ($59 million after taxes), or 37 cents per share, will be recorded in the third quarter of 2008 further to the merger of Montréal Exchange Inc. and TSX Group Inc.
- In May 2008, definitive agreement to acquire Bieber Securities Inc., an investment management firm whose assets under management totalled $550 million.

2008 FINANCIAL OBJECTIVES

	Objectives	Results Q2 2008	Results excluding specified items	Results 1st six months 2008	Results excluding specified items
Growth in diluted earnings per share	3% – 8%	(29)%	1%	(9)%	1%
Return on common shareholders' equity	16% – 21%	14.3%	20.2%	18.6%	20.7%
Tier 1 capital ratio	More than 8.0%	9.2%	9.2%	9.2%	9.2%
Dividend payout ratio	40% – 50%		43%		43%

Financial Reporting Method

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

FINANCIAL INFORMATION

(unaudited)

(millions of dollars)

	Quarter ended			Six months ended		
	April 30, 2008	April 30, 2007	%	**April 30, 2008**	April 30, 2007	%
Personal and Commercial	**113**	112	1	**243**	235	3
Wealth Management	**44**	45	(2)	**87**	91	(4)
Financial Markets	**80**	89	(10)	**151**	170	(11)
Other	**(72)**	(13)	–	**(61)**	(23)	–
Net income	**165**	233	(29)	**420**	473	(11)
Plus: Losses on economic hedge transactions	**49**	–		**49**	–	
Plus: ABCP financing cost[1] and professional fees	**15**	–		**29**	–	
Net income excluding the impact of ABCP	**229**	233	(2)	**498**	473	5
Less: Gain on the sale of the Bank's subsidiary in Nassau	**–**	–		**(32)**	–	
Net income excluding specified items	**229**	233	(2)	**466**	473	(1)
Diluted earnings per common share	**$1.00**	$1.40	(29)	**$2.58**	$2.83	(9)
Plus: Losses on economic hedge transactions	**0.31**	–		**0.31**	–	
Plus: ABCP financing cost[1] and professional fees	**0.10**	–		**0.18**	–	
Diluted earnings per common share excluding the impact of ABCP	**$1.41**	$1.40	1	**$3.07**	$2.83	8
Less: Gain on the sale of the Bank's subsidiary in Nassau	**–**	–		**(0.20)**	–	
Diluted earnings per common share excluding specified items	**$1.41**	$1.40	1	**$2.87**	$2.83	1
Return on common shareholders' equity						
Including specified items	**14.3%**	20.3%		**18.6%**	20.5 %	
Excluding specified items	**20.2%**	20.3%		**20.7%**	20.5 %	

(1) No interest was recorded on the ABCP.

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements such as those contained in the "Major Economic Trends and Challenges" section and under "2008 Objectives" in the "Overview" section of the 2007 Annual Report, in the "2008 Financial Objectives" section of this Report to Shareholders, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2008 and the objectives it has set for itself for that period. Such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy (in particular, the Canadian and U.S. economies), market changes, the achievement of strategic priorities and objectives, future strategies and actions, the price of Bank shares, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2008 and how that will affect the Bank's business are material factors considered in setting the Bank's strategic priorities and objectives, and in determining its financial targets, including provisions for credit losses. Key assumptions include that economic growth in Canada and the United States will be modest in 2008 and that inflation will remain low in North America. The Bank has also assumed that interest rates in Canada and the United States will decline slightly in 2008 and that the Canadian dollar will likely trade at parity with the U.S. dollar at the end of the year. In determining its expectation for economic growth, both broadly and in the financial services sector, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are material factors it considers when establishing its sustainable effective tax rate. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; developments with respect to the restructuring proposal relating to asset-backed commercial paper (ABCP) and liquidity in the ABCP market; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2007 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

For more information:

Patricia Curadeau-Grou
Executive Vice-President
Finance, Risk and Treasury
514-394-6619

Jean Dagenais
Senior Vice-President and
Chief Financial Officer
514-394-6233

Denis Dubé
Director
Public Relations
514-394-8644

Hélène Baril
Director
Investor Relations
514-394-0296

HIGHLIGHTS

(unaudited)
(millions of dollars)

	Quarter ended			Six months ended		
	April 30, 2008	April 30, 2007	% Change	April 30, 2008	April 30, 2007	% Change
Operating results						
Total revenues	$ 887	$ 1,021	(13)	$ 1,816	$ 2,010	(10)
Total revenues adjusted for non-controlling interest(1)	873	998	(13)	1,864	1,986	(6)
Net income	165	233	(29)	420	473	(11)
Return on common shareholders' equity	14.3%	20.3%		18.6%	20.5%	
Per common share *(dollars)*						
Earnings – basic	$ 1.01	$ 1.42	(29)	$ 2.59	$ 2.87	(10)
Earnings – diluted	1.00	1.40	(29)	2.58	2.83	(9)
EXCLUDING SPECIFIED ITEMS(2)						
Operating results						
Total revenues	$ 975	$ 1,021	(5)	$ 1,891	$ 2,010	(6)
Total revenues adjusted for non-controlling interest(1)	961	998	(4)	1,939	1,986	(2)
Net income	229	233	(2)	466	473	(1)
Return on common shareholders' equity	20.2%	20.3%		20.7%	20.5%	
Per common share *(dollars)*						
Earnings – basic	$ 1.42	$ 1.42	–	$ 2.89	$ 2.87	1
Earnings – diluted	1.41	1.40	1	2.87	2.83	1
Per common share *(dollars)*						
Dividends declared	$ 0.62	$ 0.54	15	$ 1.24	$ 1.08	15
Book value				28.76	28.92	(1)
Stock trading range						
High	53.73	65.87		54.25	66.59	
Low	44.39	61.96		44.39	61.36	
Close	53.73	61.96		53.73	61.96	

	April 30, 2008	October 31, 2007	% Change
Financial position			
Total assets	$ 123,608	$ 113,085	9
Loans and acceptances	54,032	52,045	4
Deposits	70,370	70,798	(1)
Subordinated debentures and shareholders' equity	6,809	6,242	9
Capital ratios – BIS under Basel II			
Tier 1	9.2%		
Total	13.3% (3)		
Capital ratios – BIS under Basel I			
Tier 1	9.9%	9.0%	
Total	14.3% (3)	12.4%	
Impaired loans, net of specific and general allowances	(174)	(179)	
as a % of loans and acceptances	(0.3)%	(0.3)%	
Assets under administration/management	237,165	239,028	
Total personal savings	106,613	106,288	
Interest coverage	6.89	7.88	
Asset coverage	4.56	3.89	
Other information			
Number of employees	17,093	16,863	1
Number of branches in Canada	446	447	–
Number of banking machines	851	835	2

(1) Adjusted for gains or losses attributable to third parties using the Innocap platform.
(2) See "Financial Reporting Method" on page 3.
(3) Taking into account the issuance of $500 million of subordinated debentures on May 1, 2008.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results

As at May 28, 2008 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in National Instrument 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the second quarter and first half of 2008. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Analysis of Results

Consolidated Results
National Bank reported net income of $165 million in the second quarter of fiscal 2008, as against net income of $233 million in the corresponding quarter of 2007. Diluted earnings per share were $1.00, compared to $1.40 in the same period a year earlier. The results for the quarter included a $73 million losses ($49 million after taxes), or 31 cents per share, attributable to defensive economic hedge transactions undertaken to protect the asset-backed commercial paper (ABCP) portfolio against a potential significant downturn in markets. Excluding the specified items, namely, the losses on economic hedge transactions as well as ABCP financing costs and professional fees, net income was $229 million, compared to $233 million in the second quarter of 2007. Similarly, diluted earnings per share were $1.41, up 1% from the second quarter of 2007.

The Bank's net income for the first six months of the fiscal year totalled $420 millon, compared to $473 million for the corresponding period of 2007. Excluding specified items, net income was $466 million in the first half of fiscal 2008. Diluted earnings per share stood at $2.58, as against $2.83 for the first six months of fiscal 2007. Excluding specified items, diluted earnings per share were $2.87, up $0.04 from the first half of fiscal 2007.

Return on common shareholders' equity in the second quarter of 2008 was 14.3% compared to 20.3% for the corresponding quarter of 2007. Excluding specified items, ROE was 20.2% in the second quarter of 2008. For the first six months of fiscal 2008, ROE was 18.6%, compared to 20.5% in the year-earlier period. Excluding specified items, ROE was 20.7% for the first half of fiscal 2008.

Total Revenues
The Bank's total revenues amounted to $887 million in the second quarter of 2008, compared to $1,021 million in the corresponding quarter of 2007. Taking into account non-controlling interest, total revenues were $873 million versus $998 million for the year-earlier period. The decrease was mainly attributable to losses on economic hedge transactions undertaken to protect the ABCP portfolio against a potential significant downturn in markets.

Net interest income for the quarter was $364 million versus $248 million in the second quarter of 2007. Net interest income at Personal and Commercial advanced $11 million, or 3%, to $343 million for the quarter. This growth stemmed primarily from strong gains in loan and deposit volumes, but was accompanied by a weaker net interest margin, which narrowed from 2.82% in the second quarter of 2007 to 2.68% in the second quarter of 2008. This narrowing was attributable to the reduction in the net interest margin on credit products due to higher financing costs, mainly caused by tighter credit conditions around the world. Moreover, trading revenues recorded to net interest income increased $78 million and the cost of financing the ABCP held by the Bank reduced net interest income for the quarter by $15 million.

Other income for the second quarter totalled $523 million, as against $773 million for the same period of 2007. Trading losses recorded to other income were $5 million in the second quarter of 2008, compared to gains of $184 million a year earlier. This decline is attributable to the $73 million loss on economic hedge transactions and the decrease in financial market trading activities, particularly trading in equity and fixed-income securities. Net gains on available for sale securities amounted to $5 million compared to $21 million in the second quarter of 2007.

Underwriting commissions and advisory service fees totalled $94 million for the second quarter of 2008, as against $108 million a year earlier, while securities brokerage commissions decreased $10 million to $61 million because of market conditions tightening during the quarter. Credit card commissions rose 30% to $13 million for the quarter owing to the lower level of securitization of the credit card receivables portfolio. Insurance revenues were down $6 million to $22 millon. Securitization revenues amounted to $58 million, up from $48 million in the second quarter of 2007, owing to the securitization of insured mortgage loans. Foreign exchange revenues increased $8 million, or 40%, to $28 million. Lastly, other revenues were down $30 million to $64 million, owing to merchant banking activities.

Total revenues for the first six months of 2008 were $1,816 million compared to $2,010 million for the year-earlier period. Net interest income increased $268 million to $792 million in the first half of fiscal 2008, primarily because of the variation in net interest income attributable to trading activities. Net interest income at Personal and Commercial advanced $9 million to $685 million in the first half of the year. ABCP financing subtracted $34 million from net interest income. Other income for the first six months of 2008 was $1,024 million, as against $1,486 million for the year-earlier period. Compared with the same period in 2007, trading revenues decreased $396 million for an $81 million loss in the first six months of fiscal 2008. Underwriting commissions and advisory service fees decreased by $17 million to $189 million, securities brokerage commissions declined by $20 million to $120 million, gains on available for sale securities fell $14 million to $36 million, and revenues from trust services and mutual funds were down $8 million to $168 million. These decreases are primarily attributable to financial market conditions. Securitization revenues, however, rose $8 million to $104 million versus the first half of 2007.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Operating Expenses
In the second quarter of 2008, operating expenses declined $26 million from the corresponding quarter of 2007 to $634 million, mainly because of the reduced cost of variable compensation. In addition, technology expenses were reduced by $4 million to $98 million. For the first six months of fiscal 2008, operating expenses decreased by $50 million to $1,266 million. Salaries and staff benefits were down $36 million to $733 million, primarily because of lower variable compensation. Technology expenses were reduced by $4 million, and other expenses by $10 million as a result of rigorous cost control.

Provision for Credit Losses
For the second quarter of 2008, the Bank recorded specific provisions for credit losses of $34 million, or $11 million more than in the corresponding period of 2007. This increase is mainly the result of credit to small and medium-sized businesses. As at April 30, 2008, gross impaired loans totalled $252 million, or $16 million more than at the same date a year earlier, primarily because of loans to medium-sized businesses. As at April 30, 2008, the provision for credit losses exceeded gross impaired loans by $174 million, as against $198 million as at April 30, 2007.

Income Taxes
Income taxes for the second quarter of 2008 were $28 million, representing an effective tax rate of 13%, compared to income taxes of $75 million for the same quarter a year earlier and an effective tax rate of 22%. This year-over-year decrease in the tax rate was attributable to the increase in tax-exempt revenues. For the first half of 2008, income taxes were $95 million, for an effective tax rate of 20%, or $133 million, excluding specified items in 2008. In the first half of 2007, income taxes were $131 million, and the effective tax rate was also 20%.

Results by Segment

Personal and Commercial
Net income for Personal and Commercial totalled $113 million for the second quarter of 2008 compared to $112 million in the corresponding quarter of 2007. Total revenues for the segment rose $11 million, or 2%, to $534 million. Loan volumes at Personal and Commercial increased 7% from the second quarter of 2007 to the second quarter of 2008. This growth was tempered by the narrowing of the net interest margin on credit products, reflecting tighter credit conditions on markets, which increased the cost of funds.

Total revenues at Personal and Commercial advanced $5 million owing to the $3.0 billion growth in the volume of average assets, which resulted from the increase in consumer loans and residential mortgage loans. The improvement in the net interest margin on transaction deposits was partially offset by the narrower net interest margin on credit products, particularly consumer loans.

Total revenues at Commercial Banking increased $6 million owing to higher foreign exchange revenues and net interest income resulting mainly from higher volumes. Growth in business loan and deposit volumes was offset by the narrower net interest margin.

Operating expenses for Personal and Commercial were $318 million in the second quarter of 2008, down $1 million from the corresponding quarter of 2007. This stability attributable to cost controls translated into an efficiency ratio of 60% for the quarter versus 61% for the year-earlier period. The segment's provision for credit losses was up $10 million for a total of $45 million due mainly to higher credit losses for Commercial Banking.

For the first six months of fiscal 2008, Personal and Commercial posted net income of $243 million, an $8 million increase over the $235 million recorded for the same period of 2007. Total revenues for the segment rose 2% to $1,080 million on growth of $11 million, or 2%, at Personal Banking and $6 million, or 2%, at Commercial Banking. The efficiency ratio moved down to 58% in the first half of 2008, for a 1% improvement from the same period a year earlier.

Wealth Management
Net income for Wealth Management totalled $44 million in the second quarter of 2008, compared to $45 million for the corresponding quarter of 2007, a decrease of $1 million. The segment's total revenues reached $213 million, as against $233 million a year earlier. This decrease is mainly attributable to a slowdown in securities brokerage activities, which stems from more difficult market conditions during the quarter. Operating expenses were down $15 million to $149 million in the second quarter of 2008. The efficiency ratio held steady at 70% this quarter.

For the first six months of fiscal 2008, net income for Wealth Management amounted to $87 million compared to $91 million for the same period in 2007. Total revenues for the segment were $435 million versus $461 million for the first half of 2007. Operating expenses were $306 million, down $17 million from the $323 million recorded for the first half of 2007.

Financial Markets
Financial Markets posted net income of $80 million in the second quarter of 2008, $9 million less than in the corresponding quarter of 2007. Total revenues for the segment were $279 million, as against $325 million in the second quarter of 2007. Taking into account non-controlling interest, revenues for the quarter were $265 million, down $37 million from the year-earlier period. This decline stemmed from the $36 million decrease in trading revenues from equity and fixed-income securities transactions. At $4 million, gains on available for sale securities were lower this quarter, down $16 million from the second quarter of 2007. Lastly, other income rose $27 million owing to asset and liability management and the increased contribution of associated company Maple Financial Group Inc. Operating expenses for the quarter were $156 million, down $11 million from the second quarter of 2007, owing to lower variable compensation. Credit losses of $2 million were recovered in the quarter.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

For the first six months of fiscal 2008, the segment's net income totalled $151 million, for a decrease of $19 million from the same period in 2007. Total revenues were $495 million, as against $613 million for the first half of 2007. Taking into account non-controling interest in trading activities, Financial Market revenues were $543 million, down $46 million from the $589 million recorded in the first half of 2007. This decrease is comprised primarily of declines of $28 million in trading revenues and of $22 million in gains on available for sale securities. At $325 million, operating expenses were down $7 million from the year-earlier period.

FINANCIAL MARKET REVENUES
(taxable equivalent basis(1))
(millions of dollars)

	Q2 2008	Q2 2007	Six months 2008	Six months 2007
Trading revenues				
Equity	79	96	58	181
Fixed income	(9)	18	81	24
Commodity and foreign exchange	7	(1)	54	16
	77	113	193	221
Financial market fees	70	81	143	147
Gains on available for sale securities	4	20	27	49
Banking services	43	44	92	88
Other	71	44	88	84
Total(2)	265	302	543	589

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

Other

The *Other* heading of segment results posted a net loss of $72 million in the second quarter of 2008, compared to a net loss of $13 million in the corresponding quarter of 2007. This decrease stemmed chiefly from the $73 million loss on economic hedge transactions recorded in *Trading revenues (losses)* ($49 million after taxes) undertaken to protect the ABCP portfolio against a potential significant downturn in markets. The ABCP financing cost reduced net interest income by $15 million for the quarter. In the first half of 2008, the net loss was $61 million, as against a net loss of $23 million for the same period of 2007.

Comprehensive Income

In the second quarter of 2008, comprehensive income was $202 million, which was $37 million higher than net income. For the first six months ended April 30, 2008, comprehensive income was $505 million, or $85 million higher than net income for the same period. The increase is mostly attributable to gains on derivative financial instruments designated as cash flow hedges.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, some activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities such as held for trading securities, securities sold short or securities sold under repurchase agreements.

During the second quarter of 2008, cash and cash equivalents decreased $0.5 billion, compared to a decrease of $1.2 billion for the second quarter of 2007. As at April 30, 2008, cash and cash equivalents totalled $3.7 billion versus $9.6 billion one year earlier.

Operating activities generated cash inflows of $0.9 billion, owing chiefly to the $1.9 billion decrease in other items offset by the $1.5 billion increase in held for trading securities. For the second quarter of 2007, operating activities required cash flows of $2.9 billion, primarily due to the $3.9 billion increase in held for trading securities.

Financing activities generated cash inflows of $1.5 billion due to the $5.4 billion increase in securities sold under repurchase agreements, offset by the $1.4 billion decrease in securities sold short and $2.8 billion in deposits. For the corresponding period of 2007, financing activities generated cash inflows of $10.1 billion, mainly as a result of the $3.5 billion increase in securities sold short, the $2.3 billion increase in securities sold under repurchase agreements and the $4.5 billion increase in deposits.

Lastly, investing activities required cash outflows of $2.9 billion in the second quarter of 2008, owing to the $2.8 billion increase in loans. For the corresponding period of 2007, investing activities required cash outflows of $8.4 billion, mainly due to the $3.3 billion increase in securities purchased under reverse repurchase agreements and the $5.0 billion increase in loans.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at April 30, 2008, the Bank had assets of $123.6 billion, compared to $113.1 billion as at October 31, 2007. Loans and acceptances were up $2 billion. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $9.8 billion. The table below presents the main portfolios.

AVERAGE MONTHLY VOLUMES
(millions of dollars)

	April 2008	October 2007	April 2007
Loans and acceptances*			
Residential mortgages	**22,892**	22,781	21,761
Consumer loans	**11,996**	11,127	10,406
Credit card receivables	**1,799**	1,793	1,747
SME loans	**14,856**	14,048	14,164
Corporate loans	**6,678**	5,919	5,594
	58,221	55,668	53,672
Deposits			
Personal (balance)	**31,760**	30,215	29,751
Off-balance sheet personal savings (balance)	**74,853**	76,073	76,247
Business	**12,471**	11,870	11,150

** including securitized assets*

Residential mortgage loans rose $1.1 billion as at April 30, 2008, reaching $22.9 billion as against $21.8 billion as at April 30, 2007. Consumer loans climbed 15% to $12.0 billion, driven primarily by higher volumes in partnership's agreements. SME loans were up $0.7 billion year over year to total $14.9 billion as at April 30, 2008, while corporate loans continued to grow, rising 19% to $6.7 billion.

Personal deposits stood at $31.8 billion as at April 30, 2008, up $2.0 billion from the same period a year earlier. Off-balance sheet personal savings administered by the Bank totalled $74.9 billion at the end of the second quarter of 2008, down $1.3 billion from a year earlier. This decline is primarily attributable to decline in the fair value of assets under management. Moreover, business deposits advanced 12% year over year to $12.5 billion as at April 30, 2008.

ASSET-BACKED COMMERCIAL PAPER

On December 23, 2007, the Pan-Canadian Investors Committee (Committee) for Third-Party Structured Asset-Backed Commercial Paper (ABCP) approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On March 17, 2008, the Committee announced that it had filed an application with the Ontario Superior Court of Justice under the *Companies' Creditors Arrangement Act* (CCAA) asking the court to call a meeting of ABCP noteholders to vote on the Committee's restructuring plan. The restructuring plan was approved by approximately 96% of the noteholders on April 25, 2008 and is now subject to approval by the Ontario Superior Court of Justice.

Restructuring plan

Trusts with ABCP supported in whole or in part by synthetic assets will pool their assets. Floating rate notes will be issued in exchange for their existing ABCP, with maturities based upon the maturities of the underlying pooled assets with an expected repayment date in December 2016. Investors holding series with all synthetic assets or a blend of synthetic assets and traditional assets will have the option of participating in one of two Master Asset Vehicles:

- Master Asset Vehicle 1 (MAV1), a newly formed vehicle for investors who elected to commit their pro rata share of a margin funding facility associated with underlying assets;
- Master Asset Vehicle 2 (MAV2), a newly formed vehicle for investors who elect to commit less than, or none of their pro rata share of a margin funding facility, in which case third parties will fund the unfunded portion.

The margin funding facilities in MAV1 and MAV2 will be provided by Canadian investors and financial institutions, and are designed to reduce the risk that the restructured notes will be insufficient to fund margin calls if future circumstances warrant them. The Bank committed to contribute approximately $815 million to these margin funding facilities.

In connection with the contribution to MAV1 or MAV2 of assets relating to the existing ABCP, investors will receive a mix of Class A-1, Class A-2, Class B and Class C notes. Class A-1 and Class A-2 notes are expected to be rated AA.

Investors holding series secured exclusively by traditional assets or ineligible assets and series secured in part by ineligible assets will receive tracking notes tied to the net return and maturities of the respective underlying assets. A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, will be created under a third Master Asset Vehicle (MAV3). Two classes of notes will be created in MAV3: TA tracking notes for traditional assets and IA tracking notes for ineligible assets.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

As at April 30, 2008, the carrying value of the ABCP held by the Bank, before the impairment charge recorded in the fiscal year ended October 31, 2007, was $2,254 million and the underlying assets as part of the restructuring plan are broken down as follows:

Type of underlying assets	Carrying value before impairment charge
Synthetic and hybrid assets	1,569
Traditional assets(1)	186
Ineligible assets	282
ABCP not included in the Pan-Canadian restructuring plan	217
Total(2)	**2,254**

(1) Includes series secured exclusively by traditional assets.
(2) The underlying assets of the affected series of ABCP held by the Bank are comprised of 53% of leveraged super senior notes, 22% of fully funded collateralized debt obligations, 15% of traditional assets and 10% of cash.

Establishing fair value
To determine the value of the ABCP it holds, the Bank established a range of estimated fair value. Since the carrying value of the ABCP held by the Bank (after impairment charge) as at October 31, 2007, was within the range of the estimated fair value established as at April 30, 2008, no change was made to the carrying value as at April 30, 2008. The carrying value of the ABCP held by the Bank, as at April 30, 2008, was $1,685 million, of which $1,559 million was classified in *Available for sale securities* and $126 million was classified in *Held for trading securities.*

As at April 30, 2008, the Bank established ABCP fair value based on the underlying asset classes proposed in the restructuring plan. For synthetic and hybrid assets, traditional assets and ABCP restructured outside the Pan-Canadian restructuring plan, the Bank considered the high quality of the underlying assets and determined the fair value using a discounted cash flow analysis. The fair value incorporates a probability-weighted estimate of valuation if a successful restructuring of the trusts was not completed. This fair value is also based on observable market inputs for comparable financial instruments from independent pricing sources, to assess the fair value of each class of assets held by the trusts. The main assumptions pertain to the high probability of restructuring, the expected coupons, the expected maturity of the floating rate notes received in exchange of the ABCP, the expected rating and an appropriate discount rate taking into consideration the risks of future losses. The expected discount rate was determined based on observable market inputs for comparable financial instruments.

For ABCP that is not restructured and not under the Pan-Canadian Investors Committee process, as well as for ABCP supported by ineligible assets, observable market inputs for comparable financial instruments from independent pricing sources were used to assess the fair value of each class of assets held by the trusts.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2008, which may change in subsequent periods. Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a slowdown in economic conditions in North America.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that under Canadian generally accepted accounting principles (GAAP) are not required to be recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from their notional or contractual values. These arrangements include assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit arrangements. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 47 to 50 of the 2007 Annual Report. For further information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15 *Consolidation of Variable Interest Entities* (AcG-15), see Note 8 to the 2007 audited consolidated financial statements. For more information on the guarantees and a description of the obligations under certain indemnification agreements, refer to Note 22 to the 2007 audited consolidated financial statements and to Note 7 for securitization activities.

During the second quarter of 2008, aside from the new securitization activities described in Note 9 to the unaudited interim consolidated financial statements, and the Bank's commitment to contribute approximately $815 million to the margin funding facilities in order to support the efforts of the ABCP restructuring plan, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.

Additional Disclosure

On April 7, 2008, the *Financial Stability Forum* published a report in response to a request from G7 ministers and central bank governors. The report presents an analysis of the causes and weaknesses that have produced the events affecting the global markets and sets out recommendations to enhance transparency and valuation with respect to certain exposures.

For the second quarter of 2008, the Superintendent of Financial Institutions asked Canadian banks to apply certain recommendations concerning special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $95 million as at April 30, 2008.

Details concerning other exposures are provided in Tables 5 and 6 in the Additional Financial Information section, at the end of Management's Discussion and Analysis.

MD&A | Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Risk Management

The Bank views risk as an integral part of development and the diversification of its activities. For information on risk management, see Tables 1 to 7 in the Additional Financial Information section at the end of this Management's Discussion and Analysis and to Note 3 to the unaudited interim consolidated financial statements on managing the risks associated with financial instruments.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. The reader is referred to Note 1 to the 2007 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the consolidated financial statements. Certain of these accounting policies are considered significant because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2007 Annual Report.

There have not been any changes to the Bank's significant accounting policies affecting fiscal 2008, other than the one described in Note 2a) to the unaudited interim consolidated financial statements on accounting changes.

Furthermore, the Bank adopted the new standards set out in the CICA Handbook relating to disclosure for financial instruments and capital as well as the standards relating to the presentation of financial instruments. The reader is referred to Note 2a) to the unaudited interim consolidated financial statements.

Details of significant future changes in accounting standards are presented in Note 2b) to the unaudited interim consolidated financial statements.

Disclosure on Internal Controls over Financial Reporting

During the second quarter of 2008, no changes were made to the Bank's internal control over financial reporting policies, procedures and other processes that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Capital

Tier 1 and total capital ratios, according to the new rules of the Bank for International Settlements (BIS)–Basel II –, stood at 9.2% and 13.3%, respectively, as at April 30, 2008, including the $500 million subordinated debenture issued on May 1, 2008. If these ratios had been calculated using the old BIS rules – Basel I – they would have been 9.9% and 14.3% as at April 30, 2008, respectively, compared to 9.0% and 12.4% as at October 31, 2007.

The Tier 1 capital ratio rose during the first half of fiscal 2008 owing to the issue of first preferred shares with non-cumulative preferential dividends for a consideration of $173 million in the second quarter and the securitization of $400 million of credit card receivables. In the first quarter, the Bank had issued $400 million in NBC CapS II – Series 1 securities.

Furthermore, as at April 30, 2008, risk-weighted assets under Basel I would have been $51.8 billion, compared to $55.1 billion under the new rules, an increase of 11.8% from October 31, 2007. This increase mitigated the rise in the ratios and was primarily due to the impact of including operational risk in the calculation of risk-weighted assets.

Other information on capital is provided in Table 8 in the Additional Financial Information section at the end of Management's Discussion and Analysis, and in Note 4 to the unaudited interim consolidated financial statements.

SHARES AND STOCK OPTIONS OUTSTANDING AS AT APRIL 30, 2008

	Number of shares	Share $
First Preferred Shares		
Series 15	8,000,000	200
Series 16	8,000,000	200
Series 20	6,900,000	173
	22,900,000	573
Common shares	158,364,440(1)	1,599
Stock options	7,346,330(1)	

(1) As at May 16, 2008, 158,495,027 common shares and 7,341,995 stock options were outstanding.

Subsequent Events

On May 1, 2008, the Bank exchanged all of its common shares of Montréal Exchange Inc. further to the decision of *Autorité des marchés financiers* to approve the merger of Montréal Exchange Inc. and TSX Group Inc. The consideration received was composed of $16.26 in cash and 0.4540 common share of TMX Group Inc. for each Montréal Exchange Inc. common share held. The gain from this transaction was $88 million.

On May 1, 2008, the Bank issued $500 million of subordinated debentures expiring in 2018. The interest rate of 5.55% is payable every six months on the 15th day of May and November of each year.

In May 2008, a Bank subsidiary reached a definitive agreement to acquire Bieber Securities Inc., an investment management firm whose assets under management totalled $550 million. Completion of this transaction, which is expected in June 2008, remains subject to a number of conditions and regulatory approvals, including approval of the Toronto Stock Exchange.

Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on August 1, 2008 to shareholders of record on June 26, 2008.

MD&A | Additional financial information

Quarterly information

(unaudited)
(millions of dollars except per share amounts)

	2008		2007				2006		2007	2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Total	Total
Total revenues	$ 887	$ 929	$ 399	$ 1,008	$ 1,021	$ 989	$ 970	$ 921	$ 3,417	$ 3,803
Net income (loss)	165	255	(175)	243	233	240	220	220	541	871
Earnings (loss) per common share										
Basic	1.01	1.58	(1.14)	1.49	1.42	1.45	1.33	1.32	3.25	5.22
Diluted	1.00	1.58	(1.14)	1.48	1.40	1.43	1.31	1.30	3.22	5.13
Dividends per common share	0.62	0.62	0.60	0.60	0.54	0.54	0.50	0.50	2.28	1.96
Return on common shareholders' equity	14.3%	22.9%	(16.0)%	20.6%	20.3%	20.7%	19.7%	20.2%	11.5%	20.1%
Total assets	$123,608	$120,124	$113,085	$ 123,353	$135,172	$121,402	$116,801	$108,552		
Impaired loans, net	134	140	129	110	110	112	116	98		
Per common share										
Book value	28.76	28.13	26.85	28.70	28.92	28.34	27.17	26.57		
Stock trading range										
High	53.73	54.25	60.28	66.14	65.87	66.59	62.86	62.69		
Low	44.39	45.15	50.50	60.61	61.96	61.36	58.26	56.14		

Table 1 – Distribution of loans by borrower category

(unaudited)
(millions of dollars)

	As at April 30, 2008			Six months ended April 30, 2008	
	Gross loans	Impaired loans	Specific allowances	Provision for credit losses	Write-offs
Personal[1]	14,074	38	13	38	60
Residential mortgage	15,106	27	2	(1)	–
Non-residential mortgage	1,375	17	5	1	(1)
Agricultural, fishing and trapping	2,000	51	22	10	2
Financial institutions	4,449	2	2	–	–
Manufacturing	2,263	25	13	–	2
Construction and real estate	1,298	19	11	(1)	22
Transportation and communications	500	4	2	2	4
Mines, quarries and energy	1,313	2	2	–	–
Forestry	169	6	3	1	–
Government	1,234	–	–	–	–
Wholesale	552	3	1	8	8
Retail	1,340	15	12	1	1
Services	1,310	22	10	3	4
Other	2,705	21	20	4	1
Total – Business and government	20,508	187	103	29	43
Total	49,688	252	118	66	103

(1) Including consumer loans, credit cards and other personal loans

MD&A | Additional financial information (cont.)

Table 2 – Geographic distribution of loans

As at April 30, 2008
(unaudited)
(millions of dollars)

	Gross loans	Impaired loans	Specific allowances
Canada			
Residential mortgage	15,051	27	2
Personal and credit card	13,840	38	13
Business and government	17,540	187	103
	46,431	252	118
United States			
Residential mortgage	55	–	–
Personal and credit card	4	–	–
Business and government	2,957[(1)]	–	–
	3,016	–	–
Other			
Residential mortgage	–	–	–
Personal and credit card	230	–	–
Business and government	11	–	–
	241	–	–
	49,688	252	118

(1) Includes $2,452 million of secured dealer and broker loans

Table 3 – Credit risk mitigation

As at April 30, 2008
(unaudited)
(millions of dollars)

	Total exposure covered by		
	Eligible financial collateral	Guarantees	Credit derivatives
Balance sheet exposures			
Securities purchased under reverse repurchase agreements and securities sold under repurchase agreements	13,509	–	–
Loans			
Residential mortgage	–	8,048	–
Personal and credit card	–	907	–
Business and government	1,973	1,325	74
Derivative financial instruments – OTC	491	–	–

MD&A | Additional financial information (cont.)

Table 4 – Breakdown of credit risk by derivative financial instrument portfolio – OTC

As at April 30, 2008
(unaudited)
(millions of dollars)

	Replacement cost	Credit equivalent	Risk-weighted amount
Interest rate contracts	1,560	2,297	529
Foreign exchange contracts	938	1,908	710
Equity contracts	1,097	3,583	1,793
Commodity contracts	627	635	482
Credit derivative contracts	369	2,356	462
	4,591	10,779	3,976
Impact of master netting agreements	(2,335)	(5,054)	(1,312)
	2,256	5,725	2,664
Impact of collateral held	(491)	(491)	(132)
	1,765	5,234	2,532

Table 5 – Credit derivative positions (notional amounts)

As at April 30, 2008
(unaudited)
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	Protection sold	Protection purchased	Protection sold
Credit default swaps				
Indices and single names	133	59	10,619	9,901
Tranches on indices	–	–	1,646	892
Collateralized debt obligations	–	–	30	30

(1) Protection sold is solely for the purpose of reducing protection purchased.

MD&A | Additional financial information (cont.)

Table 6 – Special purpose entities

Special purpose entities are not operating entities; they do not have any employees and they can include variable interest entities (VIEs) as defined in the Accounting Guideline No.15 entitled *Consolidation of variable interest entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank concludes interest rate swaps with some entities.

As at April 30, 2008
(unaudited)
(millions of dollars)

	Notes	Bank's Exposure Investments and other assets	Undrawn liquidity facilities	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has significant variable interests				
Securitization entity of the Bank's credit card receivables (qualifying special purpose entity)	1	63	N/A	1,667
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	500	89	764
Other asset-backed commercial paper conduits	3			
– National Bank structured conduits	4	394	N/A	4,140
– Third party structured conduits		1,291	N/A	–
NBC Capital Trust	5	3	N/A	229
Private capital funds and investments	6	130	N/A	2,538
		2,381		9,338
CONSOLIDATED SPECIAL PURPOSE ENTITIES	7			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	8	2,067	N/A	3,168
Mutual funds	9	484	N/A	560
Building	10	94	N/A	94
Private investments	11	16	N/A	31
Other				
NBC Asset Trust	12	140	N/A	545
		2,801		4,398
		5,182		13,736

N/A – Not applicable

1) *The Bank's exposure represents retained rights relating to future excess interest, as well as certain securities issued by the entity and held by the Bank.*

2) *The main underlying assets are residential and commercial mortgages, leases, consumer loans and trade receivables. The assets are located in Canada. As at April 30, 2008, the amount of the global-style liquidity facility totalled $589 million, representing the total amount of commercial paper and one floating-rate note outstanding. As at April 30, 2008, the Bank held $500 million of the commercial paper and, consequently, the maximum potential amount of future payments as at April 30, 2008 was $89 million.*

3) *Refer to the Asset-backed commercial paper section on pages 9 and 10 of Management's Discussion and Analysis.*

4) *The underlying assets are primarily collateralized debt obligation (CDO) structures referencing a portfolio of corporate debt, commercial and residential mortgage-backed securities and other asset-backed securities.*

5) *Refer to Note 12 to the 2007 audited consolidated financial statements.*

6) *The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.*

7) *For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.*

8) *The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.*

9) *The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.*

10) *The underlying asset is a building located in Canada.*

11) *The investments are presented on an equity basis.*

12) *Refer to Note 12 to the unaudited interim consolidated financial statements. The average maturity of the underlying assets is 4 years.*

MD&A | Additional financial information (cont.)

Table 7 – Daily trading revenues(1)

Daily trading revenues were positive more than 72% of the days in the second quarter of 2008. Net daily trading losses in excess of $1 million were recorded on only 14 days, despite the uncertainty of markets during the quarter. None of these losses exceeded the VaR limit.

Three months ended April 30, 2008
(unaudited)
(millions of dollars)



Daily Trading Revenues
VaR
15
10
5
0
(5)
(10)
Feb 1-08
Feb 29-08
March 31-08
April 30-08

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio.

MD&A | Additional financial information (cont.)

Table 8 – Capital adequacy

As at April 30, 2008
(unaudited)
(millions of dollars)

	Basel II Risk-weighted exposures	Basel I Risk-weighted exposures
Capital requirements for credit risk		
Retail residential mortgages	3,581	5,116
Other retail	6,670	8,894
Corporate	26,098	26,587
Bank	1,674	1,647
Trading book	2,270	1,440
Securitization	23	-
Total capital requirements for credit risk	**40,316**	**43,684**
Capital requirements for securities available for sale		
Equity securities	1,182	1,182
Capital requirements for market risk		
Standardized approach	4,544	3,765
Advanced measurement approach	1,418	1,418
Total capital requirements for market risk	**5,962**	**5,183**
Capital requirements for operational risk	**5,912**	**-**
Capital requirements for other assets	**1,772**	**1,772**
Total capital requirements for risk	**55,144**	**51,821**
Tier 1 capital ratio	**9.2%**	**9.9%**
Total capital ratio(1)	**13.3%**	**14.3%**

(1) Taking into account the issuance of $500 million of subordinated debentures on May 1, 2008.

CONSOLIDATED FINANCIAL STATEMENTS | Consolidated Balance Sheet

(unaudited) (millions of dollars)

	April 30, 2008	January 31, 2008	October 31, 2007	April 30, 2007
ASSETS				
Cash	**295**	262	283	270
Deposits with financial institutions	**3,577**	4,115	3,045	9,400
Securities (Notes 7 and 8)				
Available for sale	**7,510**	6,634	8,442	9,901
Held for trading	**37,872**	36,396	30,828	38,070
	45,382	43,030	39,270	47,971
Securities purchased under reverse repurchase agreements	**9,105**	8,855	5,966	13,146
Loans (Notes 3 and 9)				
Residential mortgage	**15,106**	15,044	15,895	15,142
Personal and credit card	**14,074**	13,784	13,116	12,081
Business and government	**20,508**	19,151	19,377	22,210
	49,688	47,979	48,388	49,433
Allowance for credit losses	**(426)**	(417)	(428)	(434)
	49,262	47,562	47,960	48,999
Other				
Customers' liability under acceptances	**4,770**	4,533	4,085	4,001
Fair value of derivative financial instruments	**4,861**	4,233	4,883	3,073
Premises and equipment	**443**	433	426	389
Goodwill	**707**	702	703	683
Other intangible assets	**176**	168	169	176
Other assets	**5,030**	6,231	6,295	7,064
	15,987	16,300	16,561	15,386
	123,608	120,124	113,085	135,172
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**31,760**	31,522	30,215	29,751
Business and government	**32,722**	35,285	33,797	34,428
Deposit-taking institutions	**5,663**	6,090	6,561	11,238
Deposit from NBC Capital Trust	**225**	225	225	225
	70,370	73,122	70,798	75,642
Other				
Acceptances	**4,770**	4,533	4,085	4,001
Obligations related to securities sold short	**16,913**	18,355	16,223	21,313
Securities sold under repurchase agreements	**8,563**	3,193	2,070	14,095
Fair value of derivative financial instruments	**4,308**	3,308	3,615	2,262
Other liabilities	**10,035**	9,444	9,092	10,004
	44,589	38,833	35,085	51,675
Subordinated debentures	**1,683**	1,656	1,605	1,935
Non-controlling interest (Note 12)	**1,840**	1,664	960	908
Shareholders' equity (Notes 13 and 15)				
Preferred shares	**573**	400	400	400
Common shares	**1,599**	1,590	1,575	1,576
Contributed surplus	**34**	33	32	29
Retained earnings	**2,998**	2,941	2,793	3,021
Accumulated other comprehensive income	**(78)**	(115)	(163)	(14)
	5,126	4,849	4,637	5,012
	123,608	120,124	113,085	135,172

CONSOLIDATED FINANCIAL STATEMENTS | Consolidated Statement of Income

(unaudited) (millions of dollars)

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Interest income					
Loans	**753**	762	750	**1,515**	1,479
Securities available for sale	**41**	58	77	**99**	145
Securities held for trading	**206**	234	331	**440**	598
Deposits with financial institutions	**71**	93	87	**164**	217
	1,071	1,147	1,245	**2,218**	2,439
Interest expense					
Deposits	**546**	537	636	**1,083**	1,295
Subordinated debentures	**20**	20	25	**40**	50
Other	**141**	162	336	**303**	570
	707	719	997	**1,426**	1,915
Net interest income	**364**	428	248	**792**	524
Other income					
Underwriting and advisory fees	**94**	95	108	**189**	206
Securities brokerage commissions	**61**	59	71	**120**	140
Deposit and payment service charges	**52**	52	52	**104**	105
Trading revenues (losses) (Note 6)	**(5)**	(76)	184	**(81)**	315
Gains on available for sale securities, net	**5**	31	21	**36**	50
Card service revenues	**13**	10	10	**23**	20
Lending fees	**24**	27	29	**51**	58
Insurance revenues	**22**	34	28	**56**	58
Acceptances, letters of credit and guarantee	**18**	18	17	**36**	34
Securitization revenues	**58**	46	48	**104**	96
Foreign exchange revenues	**28**	29	20	**57**	49
Trust services and mutual funds	**89**	79	91	**168**	176
Other	**64**	97	94	**161**	179
	523	501	773	**1,024**	1,486
Total revenues	**887**	929	1,021	**1,816**	2,010
Provision for credit losses	**34**	32	23	**66**	52
	853	897	998	**1,750**	1,958
Operating expenses					
Salaries and staff benefits	**359**	374	379	**733**	769
Occupancy	**45**	41	44	**86**	84
Technology	**98**	98	102	**196**	200
Communications	**18**	19	19	**37**	36
Professional fees	**47**	44	45	**91**	85
Other	**67**	56	71	**123**	142
	634	632	660	**1,266**	1,316
Income before income taxes and non-controlling interest	**219**	265	338	**484**	642
Income taxes	**28**	67	75	**95**	131
	191	198	263	**389**	511
Non-controlling interest	**26**	(57)	30	**(31)**	38
Net income	**165**	255	233	**420**	473
Dividends on preferred shares	**6**	5	6	**11**	11
Net income available to common shareholders	**159**	250	227	**409**	462
Number of common shares outstanding *(thousands)*					
Average – basic	**158,373**	158,001	160,588	**158,185**	161,144
Average – diluted	**158,991**	158,731	162,032	**158,765**	163,234
End of period	**158,364**	158,141	159,418	**158,364**	159,418
Earnings per common share *(dollars)* (Note 16)					
Basic	**1.01**	1.58	1.42	**2.59**	2.87
Diluted	**1.00**	1.58	1.40	**2.58**	2.83
Dividends per common share *(dollars)*	**0.62**	0.62	0.54	**1.24**	1.08

CONSOLIDATED FINANCIAL STATEMENTS | Consolidated Statement of Comprehensive Income

(unaudited) (millions of dollars)

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Net income	**165**	255	233	**420**	473
Other comprehensive income, net of income taxes					
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**11**	101	(103)	**112**	(24)
Impact of hedging net foreign currency translation gains or losses	**–**	(79)	59	**(79)**	12
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**11**	22	(44)	**33**	(12)
Net unrealized gains (losses) on available for sale financial assets	**22**	(17)	67	**5**	89
Reclassification to net income of (gains) losses on available for sale financial assets	**(7)**	(15)	4	**(22)**	3
Net change in unrealized gains and losses on available for sale financial assets	**15**	(32)	71	**(17)**	92
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**11**	54	(6)	**65**	(27)
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**–**	4	2	**4**	4
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**11**	58	(4)	**69**	(23)
Total other comprehensive income, net of income taxes	**37**	48	23	**85**	57
Comprehensive income	**202**	303	256	**505**	530

Income Taxes – Other Comprehensive Income

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**–**	3	–	**3**	–
Impact of hedging net foreign currency translation gains or losses	**(1)**	(33)	29	**(34)**	7
Net unrealized gains (losses) on available for sale financial assets	**10**	(8)	25	**2**	33
Reclassification to net income of (gains) losses on available for sale financial assets	**(3)**	(6)	(2)	**(9)**	(3)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**6**	25	(3)	**31**	(13)
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**–**	2	1	**2**	2
Total income taxes (recovery)	**12**	(17)	50	**(5)**	26

CONSOLIDATED FINANCIAL STATEMENTS | Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)

Six months ended April 30	2008	2007
Preferred shares at beginning	400	400
Issuance of preferred shares, Series 20 (Note 13)	173	–
Preferred shares at end	573	400
Common shares at beginning	1,575	1,566
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	8	9
Stock Option Plan	16	24
Other	–	6
Repurchase of common shares for cancellation (Note 13)	–	(29)
Common shares at end	1,599	1,576
Contributed surplus at beginning	32	21
Stock option expense (Note 15)	5	11
Stock options exercised	(1)	(3)
Other	(2)	–
Contributed surplus at end	34	29
Retained earnings at beginning	2,793	2,893
Net income	420	473
Impact of initial adoption of financial instruments standards	–	1
Dividends		
Preferred shares	(11)	(11)
Common shares	(196)	(173)
Premium paid on common shares repurchased for cancellation (Note 13)	–	(160)
Share issuance and other expenses, net of income taxes	(8)	(2)
Retained earnings at end	2,998	3,021
Accumulated other comprehensive income (loss) at beginning, net of income taxes	(163)	(92)
Impact of initial adoption of financial instruments standards	–	21
Net change in unrealized foreign currency translation gains (losses), net of hedging activities	33	(12)
Net change in unrealized gains (losses) on available for sale financial assets	(17)	92
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges	69	(23)
Accumulated other comprehensive income (loss) at end, net of income taxes	(78)	(14)
Shareholders' equity	5,126	5,012

Retained Earnings and Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

As at April 30	2008	2007
Retained earnings	2,998	3,021
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	(146)	(104)
Unrealized gains and losses on available for sale financial assets	51	120
Gains and losses on derivative financial instruments designated as cash flow hedges	17	(30)
	(78)	(14)
Total	2,920	3,007

CONSOLIDATED FINANCIAL STATEMENTS | Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)

	Quarter ended		Six months ended	
	April 30, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Cash flows from operating activities				
Net income	**165**	233	**420**	473
Adjustments for:				
Provision for credit losses	**34**	23	**66**	52
Amortization of premises and equipment	**20**	18	**40**	36
Future income taxes	**4**	8	**3**	11
Translation adjustment on foreign currency subordinated debentures	**-**	(3)	**3**	(1)
Gains on sale of available for sale securities, net	**(5)**	(21)	**(36)**	(50)
Gains on asset securitizations and other transfers of receivables, net	**(50)**	(28)	**(81)**	(58)
Stock option expense	**3**	6	**5**	11
Change in interest payable	**(69)**	-	**(218)**	60
Change in interest and dividends receivable	**(93)**	22	**33**	141
Change in income taxes payable	**103**	47	**100**	26
Change in fair value of derivative financial instruments, net	**355**	(89)	**613**	(188)
Change in held for trading securities	**(1,476)**	(3,884)	**(7,044)**	(6,206)
Change in other items	**1,908**	782	**2,431**	981
	899	(2,886)	**(3,665)**	(4,712)
Cash flows from financing activities				
Change in deposits	**(2,752)**	4,477	**(428)**	3,725
Issuance of NBC CapS II – Series 1	**-**	-	**400**	-
Issuance of subordinated debentures	**-**	-	**-**	500
Issuance of common shares	**9**	16	**24**	39
Issuance of preferred shares	**173**	-	**173**	-
Repurchase of common shares for cancellation	**-**	(143)	**-**	(189)
Dividends paid on common shares	**(98)**	(4)	**(193)**	(168)
Dividends paid on preferred shares	**(5)**	(5)	**(11)**	(11)
Change in obligations related to securities sold short	**(1,442)**	3,510	**690**	5,692
Change in securities sold under repurchase agreements	**5,370**	2,251	**6,493**	4,578
Change in other items	**247**	19	**632**	73
	1,502	10,121	**7,780**	14,239
Cash flows from investing activities				
Change in deposits with financial institutions pledged as collateral	**(12)**	(30)	**111**	(52)
Change in loans (excluding securitization)	**(2,824)**	(4,954)	**(3,262)**	(3,556)
Proceeds from securitization of new assets and other transfers of receivables	**1,090**	433	**2,294**	1,451
Maturity of securitized assets	**-**	-	**(400)**	-
Purchases of available for sale securities	**(5,571)**	(3,741)	**(9,941)**	(9,827)
Sales of available for sale securities	**4,680**	3,239	**10,934**	6,790
Change in securities purchased under reverse repurchase agreements	**(250)**	(3,334)	**(3,139)**	(5,554)
Change in premises and equipment	**(30)**	(24)	**(57)**	(40)
	(2,917)	(8,411)	**(3,460)**	(10,788)
Increase (decrease) in cash and cash equivalents	**(516)**	(1,176)	**655**	(1,261)
Cash and cash equivalents at beginning	**4,167**	10,784	**2,996**	10,869
Cash and cash equivalents at end	**3,651**	9,608	**3,651**	9,608
Cash and cash equivalents				
Cash	**295**	270	**295**	270
Deposits with financial institutions	**3,577**	9,400	**3,577**	9,400
Less: Amount pledged as collateral	**(221)**	(62)	**(221)**	(62)
	3,651	9,608	**3,651**	9,608
Supplementary information				
Interest paid	**776**	997	**1,644**	1,855
Income taxes paid	**(69)**	72	**(15)**	123

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2007. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2008.

1 – Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2007, except for the recent accounting standards adopted described in Note 2a). Under Canadian GAAP, additional disclosures are required in annual financial statements and these unaudited interim consolidated financial statements should therefore be read in conjunction with the audited consolidated financial statements for the fiscal year ended October 31, 2007 and the accompanying notes included on pages 84 to 137 of the 2007 Annual Report.

2 – Changes in Accounting Policies

2a) Recent Accounting Standards Adopted

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

On November 1, 2007, the Bank adopted the requirements of three new sections of the Canadian Institute of Chartered Accountants (CICA) Handbook, namely Section 1535, *Capital Disclosures*, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.*

Sections 3862 and 3863 consist of a comprehensive series of disclosure and presentation requirements applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861, *Financial Instruments – Disclosure and Presentation*, and carry forward unchanged its presentation requirements.

ACCOUNTING CHANGES

On November 1, 2007, the Bank adopted the requirements of the new version of Section 1506, *Accounting Changes*.

The standard specifies that an entity must change an accounting policy only if the change is required by GAAP or in order for the financial statements to provide more relevant information. An entity must account for a change in accounting policy resulting from the application of GAAP in accordance with the specific transitional provisions of the standard, if any. If the standard does not include specific transitional provisions applicable to that change, or if the entity decides to change an accounting policy voluntarily, the change must be applied retrospectively and prior periods adjusted, unless it is impossible to determine the period-specific effects or the cumulative effect of the change.

The standard requires the disclosure of information about changes in accounting estimates during the current period and, unless it is impossible to estimate, for future periods. According to this standard, the entity must disclose that an error has occurred and the period in which it occurred. In this case, the financial statements are restated.

Furthermore, the standard requires that, when a new standard has been issued but is not yet effective, this fact be disclosed along with the expected impact of initial application on the financial statements.

The application of this standard did not have an impact on the Bank's consolidated financial statements.

2b) Recent Accounting Standards Pending Adoption

GOODWILL AND INTANGIBLE ASSETS

In January 2008, CICA Handbook Section 3064, *Goodwill and Intangible Assets*, was published. This new accounting standard reinforces the approach under which assets are recorded only if they meet the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the current practice of recognizing as assets items that do not meet the definition of an asset and the recognition criteria for an asset. On November 1, 2008, the Bank will apply this standard retrospectively with restatement of prior periods. The Bank is currently assessing the impact of the initial application of this standard on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises will be required to report under IFRS in 2011. IFRS will replace Canadian GAAP. On November 1, 2011, these standards will apply to the Bank. The Bank has started an IFRS conversion project and is evaluating the impact of the initial application of these standards on the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments

The Bank views risk as an integral part of its development and the diversification of its activities. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Bank, it means striking a balance between the results obtained and risks assumed.

The Bank is primarily exposed to the following risks:

Credit risk	Risk of a financial loss if a counterparty to a transaction does not fully honour its contractual commitments to the Bank. Counterparties to transactions may be borrowers, issuers, obligors or guarantors.
Market risk	Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.
Liquidity risk	Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.
Operational risk	Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.
Reputational risk	Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

RISK MANAGEMENT FRAMEWORK

To achieve its risk management objectives, the Bank has created a risk management framework that comprises the following elements.

Risk management culture

The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Governance structure

The governance structure at National Bank sets out the roles and responsibilities of all levels of the organization.

<u>The Audit and Risk Management Committee (ARMC) of the Board of Directors</u>

The ARMC approves risk management policies and sets risk tolerance limits. In addition to ensuring that the appropriate resources, policies and procedures are in place, it examines and approves all significant aspects of risk assessment systems.

<u>The Bank's Management</u>

The Bank's Management promotes the risk management culture Bank-wide and manages the primary risks to which the Bank is exposed.

<u>The Risk Management Group</u>

This group proposes risk management policies and implements tools and models for identifying, measuring and monitoring risks. In addition to instituting and applying various independent risk review and approval procedures, this group is responsible for setting risk limits that reflect the risk tolerance thresholds established by the Board of Directors and informs Management and the Board of Directors of significant risks.

<u>The Business Units</u>

The business units manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and implement risk mitigation mechanisms.

Risk management policies

The risk management policies and related guidelines and procedures specify how business units must manage risk and the approval process for decisions and set the risk limits to be adhered to. These policies are reviewed on a regular basis to ensure that they are still relevant given changes in the markets and the business plans of the Bank's units.

The risk management policies are complemented by additional policies, standards and procedures that cover more specific aspects of management, such as the continuity of certain Bank activities.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Independent oversight by the Corporate Compliance Department

The Bank's Corporate Compliance Department reports directly to the ARMC and helps provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by the Internal Audit Department

The Internal Audit Department also reports directly to the ARMC and provides an independent, objective assessment of the effectiveness of the processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal controls and operations at the Bank and its subsidiaries.

CREDIT RISK MANAGEMENT

Credit risk is the most significant risk facing the Bank. The Bank is exposed to credit risk not only through its direct lending activities and transactions but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, available for sale debt securities, securities acquired under reverse repurchase agreements, deposits with financial institutions, and transactions carrying a settlement risk for the Bank.

Policy

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole. It is supplemented by a series of subordinate internal or sector policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues, such as credit limits or collateral requirements.

Measuring credit risk – loans

The Bank uses a bi-dimensional risk rating system to establish a default risk rating for each counterparty and another risk rating for the credit facility on the basis of the collateral and guarantees that may be provided by the borrower or counterparty. The default risk rating for the counterparty is determined using an internal system by the Bank and is based on a graduated scale from 1 to 10 comprising 19 grades. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk for the Bank can be determined. The credit risk assessment method varies according to portfolio type.

Consumer and SME credit portfolios

The default risk rating is determined with models that use proven statistical methods that measure an applicant's characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles.

Commercial and government credit portfolios

This category comprises the portfolios of commercial businesses other than SMEs, large corporations, governments, real estate, the energy group, financial institutions, the agricultural group and the cinema and television group.

The default risk rating is assessed individually for each borrower and specifically in relation to the borrower's sector and in relation to its peers. To arrive at an appropriate rating, a detailed individual analysis of the financial and qualitative aspects of the borrower is performed that covers its financial health, sector of economic activity, competitive ability, access to capital and management quality. Moreover, the assessment models developed for each of the above portfolio categories are based on an internal bank of historical data or information from external sources. Loan portfolio managers then complete the information with a subjective evaluation of the qualitative elements.

Credit granting process

Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk. Accordingly, a person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Credit Committee, chaired by the Senior Vice-President – Risk Management, approves and monitors all large risks. In exceptional cases, the decision may be submitted to the Board of Directors for approval.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Risk mitigation

The Bank also controls credit risk using risk mitigation techniques. The most common way to mitigate credit risk is to obtain quality collateral. The need to take collateral depends on the level of risk the borrower represents to the Bank and on the type of credit granted. The Bank considers collateral to be of good quality if it can determine its legal validity and correctly measure its value on a regular basis. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credit they grant. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories: accounts receivable; inventory; machinery and equipment; rolling stock; real estate mortgages on residential, commercial and office buildings and industrial facilities; and cash and marketable securities.

Commitments related to the trading of contracts on derivative financial instruments are subject to credit risk mitigation measures. The first, and most widely used, of these measures is the signing of International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Another mechanism for reducing credit risk completes the ISDA Master Agreement in many cases and provides the Bank or its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements are known as Credit Support Annexes (CSAs).

Portfolio diversification and management

The Bank is exposed to credit risk not only under its commitments to a particular borrower but also through the sector distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing the diversification of its commitments. The management criteria set out in its internal policies and procedures include measures to maintain a healthy degree of diversification of credit risk in its portfolios. These policies define the following limits on the scope of its commitments: credit approval limits by level and credit concentration limits by counterparty, industry, country, region and type of financial instrument. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board of Directors. The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group, and are approved by the Credit Committee. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as defaulted payments.

Other risk mitigation methods

To control credit risk, the Bank also uses synthetic protection mechanisms such as credit derivative financial instruments and securitization, loan syndication and loan assignments and, if required, an orderly reduction in the amount of credit granted.

- *Credit derivative financial instruments*
  Credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that the latter counterparty can make a payment if a credit event occurs. Since credit protection providers, like borrowers, must be assigned a default risk rating, the Bank's internal policies set out the criteria for deeming a counterparty eligible to provide the Bank with credit protection.

- *Loan syndication*
  The Bank states clear guidelines regarding objectives, responsibilities and documentation requirements.

- *Securitization*
  Securitization is a means for transferring to a third party a portion of the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in Note 9 to the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount owing to it.

Identification of impaired loans and provisioning for credit losses

A loan, other than a credit card receivable, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. The loan may revert to performing status only when principal and interest payments have become fully current. Credit card receivables are written off when payments are more than 180 days in arrears.

The allowance for credit losses reflects Management's best estimate as at the balance sheet date and relates primarily to loans, but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses consists of specific allowances for impaired loans and the general allowance for credit risk.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts.

The general allowance allocated for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding loans and commitments to extend credit. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card receivables, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios established through statistical analysis of loss migration over an economic cycle. The general allowance not allocated for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and market conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Maximum credit risk exposure

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at April 30, 2008

	Maximum exposure to credit risk under Basel asset categories					
	Drawn	Undrawn commitments(1)	Repo-style transactions(2)	OTC derivatives	Other off-balance sheet items(3)	Total
Retail residential mortgages	18,278	3,458	-	-	-	22,236
Other retail	9,801	6,665	-	-	-	14,466
Corporate	22,486	11,586	-	219	1,772	36,063
Sovereign	3,059	936	4,021	37	179	8,232
Bank	9,421	1,610	13,647	272	260	25,201
Trading book	-	-	-	5,197	-	5,197
Total - Credit risk	**63,045**	**24,746**	**17,668**	**5,725**	**2,211**	**113,395**

(1) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit.
(2) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements
(3) Letters of credit and guarantee that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

GROSS LOANS BY TYPE OF BORROWER

As at April 30, 2008

	Gross loans
Personal(1)	14,074
Residential mortgage	15,106
Non-residential mortgage	1,375
Agricultural, fishing and trapping	2,000
Financial institutions	4,449
Manufacturing	2,263
Construction and real estate	1,298
Transportation and communications	500
Mines, quarries and energy	1,313
Forestry	169
Government	1,234
Wholesale	552
Retail	1,340
Services	1,310
Other	2,705
	49,688
Securities purchased under reverse repurchase agreements (financial institutions)	9,105

(1) Including consumer loans, credit cards and other personal loans

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

CREDIT QUALITY OF LOANS

As at April 30, 2008

	Residential mortgages	Personal and credit card	Business and government[2]	Total
Neither past due[1] nor impaired	14,977	14,011	20,321	49,309
Past due but not impaired	102	25	--	127
Impaired	27	38	187	252
	15,106	14,074	20,508	49,688
Less: Specific allowances	2	13	103	118
Sub-total	15,104	14,061	20,405	49,570
Less: General allowance[3]				308
Total				49,262

(1) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(2) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

LOANS PAST DUE BUT NOT IMPAIRED

As at April 30, 2008

	Residential mortgages	Personal and credit card
Past due but not impaired		
1 month late	30	9
2 months late	15	6
3 months late and more[1]	57	10
Total	102	25

(1) Loans three months or more past due include loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest, as well as insured loans. Credit card receivables are included in this category because they are written off only when payments are more than 180 days in arrears.

IMPAIRED LOANS

As at April 30, 2008

	Gross	Specific allowances	Net
Loans			
Residential mortgage	27	2	25
Personal and credit card	38	13	25
Business and government	187	103	84
Total	252	118	134

As at October 31, 2007

	Gross	Specific allowances	Net
Loans			
Residential mortgage	20	1	19
Personal and credit card	36	12	24
Business and government	193	107	86
Total	249	120	129

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

ALLOWANCE FOR CREDIT LOSSES

Six months ended April 30, 2008

	Residential mortgages	Personal and credit card	Business and government	Total
Specific allowances at beginning	**1**	**12**	**107**	**120**
Provision for credit losses	**(1)**	**38**	**29**	**66**
Write-offs	**–**	**(23)**	**(43)**	**(66)**
Write-offs on credit cards	**–**	**(37)**	**–**	**(37)**
Recoveries	**2**	**23**	**10**	**35**
Specific allowances at end	**2**	**13**	**103**	**118**
General allowance(1)				**308**
Allowances at end				**426**

Six months ended April 30, 2007

	Residential mortgages	Personal and credit card	Business and government	Total
Specific allowances at beginning	2	16	100	118
Provision for credit losses	–	33	19	52
Write-offs	(1)	(21)	(16)	(38)
Write-offs on credit cards	–	(34)	–	(34)
Recoveries	1	25	2	28
Specific allowances at end	2	19	105	126
General allowance(1)				308
Allowances at end				434

(1) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

MARKET RISK MANAGEMENT

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments, including derivative financial instruments, and all portfolios of the Financial Markets segment of the Bank. The VaR calculation model is based on two years of historical data.

The Bank monitors VaR daily in relation to established limits for each portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. Moreover, investment portfolio activities are governed by a special guideline. In this way, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits.

In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

The VaR model simulates losses in market situations similar to those revealed by historical data, namely, normal market conditions. The Bank also seeks to simulate the impact of abnormal situations, i.e., extreme and rare events, on the various portfolios of the Financial Markets segment. The Bank accordingly conducts daily stress tests and sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and the volatility risk in various markets. These many tests simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. The Bank sets maximum potential loss limits for stress tests and sensitivity analyses. These limits are approved by the Board of Directors. The stress tests and sensitivity analyses are developed jointly by the Market Risk Management Group and the management of the business units, and are regularly reviewed to take into account changes in market conditions, new products and trading strategies.

Trading activities

VaR is a key market-risk management tool for trading activities. The following table illustrates the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

GLOBAL VaR BY RISK CATEGORY[1]

Quarter ended				April 30, 2008	January 31, 2008
	Low	High	Average	Period end	Period end
Interest rate	(7.2)	(14.2)	(10.0)	**(11.2)**	(4.9)
Foreign exchange	(0.8)	(3.1)	(1.9)	**(0.9)**	(2.3)
Equity	(3.6)	(6.2)	(4.9)	**(5.2)**	(5.0)
Commodity	(1.2)	(4.5)	(2.3)	**(1.6)**	(1.7)
Correlation effect[2]	n.s.[3]	n.s.[3]	8.2	**7.1**	5.6
Global VaR	(7.4)	(14.4)	(10.9)	**(11.8)**	(8.3)

n.s. – not significant
(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.
(3) Computation of a correlation effect for the high and low is not significant as highs and lows may occur on different days and be attributable to different types of risk.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Structural interest rate risk

As part of its non-trading activities, such as granting mortage loans and accepting term deposits, the Bank is exposed to structural interest rate risk. Interest rate movements cause changes in interest income and interest expense and, although these changes move in the same direction, their relative magnitude will favourably or unfavourably impact annual net interest income and the economic value (present value of estimated cash flows) of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Regular simulations are performed to assess the impact of various scenarios on annual net interest income and the economic value of shareholders' equity and to guide the management of structural interest rate risk.

Interest rate risk is managed under a specific policy, the revision and application of which are overseen by various management committees, among others. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: annual net interest income, economic value and the duration of shareholders' equity.

The following table provides the potential before-tax impact of an immediate and sustained 100-basis-point and 200-basis-point increase in interest rates on net interest income and on the economic value of shareholders' equity of the Bank's non-trading portfolio, assuming that no further hedging is undertaken.

INTEREST RATE SENSITIVITY – NON-TRADING (BEFORE TAX)

As at April 30	2008	2007
100-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**(6)**	(27)
Impact on shareholders' equity	**(70)**	(87)
200-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**(17)**	(58)
Impact on shareholders' equity	**(140)**	(174)

Hedge of structural interest rate and foreign exchange risk

Hedge of a net investment in a self-sustaining foreign operation

The Bank's structural foreign exchange risk arises primarily from investments in self-sustaining foreign operations denominated in currencies other than the Canadian dollar. This risk is measured by assessing the impact of currency fluctuations. The Bank uses financial instruments denominated in foreign currencies to hedge structural foreign exchange risk. In a hedge of a net investment in a self-sustaining foreign operation, the financial instruments used will offset foreign exchange gains and losses on the investments.

For the quarter ended April 30, 2008, unrealized foreign exchange gains of $11 million ($115 million for the six months ended April 30, 2008) were recorded in *Other comprehensive income* related to the Bank's net investment in self-sustaining foreign operations and were offset by losses of $1 million ($113 million for the six months ended April 30, 2008) related to financial instruments designated as foreign exchange risk hedges. These financial instruments represent foreign currency denominated liabilities and totalled $2.0 billion as at April 30, 2008.

Fair value hedge

Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of a financial asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative financial instruments used as hedging items will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the quarter ended April 30, 2008, an unrealized gain representing the ineffective portion was recorded in *Other income* in the Consolidated Statement of Income in the amount of $1 million ($1 million for the six-month period ended April 30, 2008). All the components of the change in fair value of the derivative financial instruments used were taken into account in assessing the effectiveness of the fair value hedge.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

Cash flow hedge

Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating-rate financial asset or liability. In a cash flow hedge, the derivative financial instruments used as hedging items will mitigate the variability in future cash flows related to the hedged item. The Bank uses this strategy primarily for its loan portfolios.

For the quarter ended April 30, 2008, an unrealized gain of $17 million ($96 million for the six months ended April 30, 2008) was recorded in *Other comprehensive income* for the effective portion of changes in fair value of derivative financial instruments designated as cash flow hedges. The amounts recognized are reclassified to *Net interest income* in the periods during which the variability in cash flows of the hedged items affects net interest income. Consequently, a negligible net loss was reclassified to *Net income* in the quarter ended April 30, 2008 ($6 million for the six months ended April 30, 2008). An estimated net gain of $34 million deferred in *Accumulated other comprehensive income* as at April 30, 2008 is expected to be reclassified to *Net income* during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is eight years.

For the quarter ended April 30, 2008, the amount representing the ineffective portion recognized as *Other income* in the Consolidated Statement of Income was negligible (an unrealized gain of $1 million for the six months ended April 30, 2008). All the components of the change in fair value of the derivative financial instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises when sources of funds become insufficient to meet scheduled payments under the Bank's commitments. Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and the characteristics of certain products, such as credit commitments and demand deposits.

The Bank strives to meet the following objectives at all times:

- honour all cash outflow commitments (both on- and off-balance sheet) on a continuous basis;
- avoid situations where funds have to be raised quickly, resulting in the Bank having to pay excessive funding costs or sell readily marketable assets under unfavourable conditions;
- adhere to risk limits; and
- closely follow the best practices used in the market and changes in liquidity regulations.

The Board is ultimately responsible for the liquidity management and funding policy. The Bank's liquidity management is governed by establishing a prudent policy that identifies oversight responsibilities as well as by setting limits and implementing effective techniques to monitor, measure and control exposure to liquidity risk.

Funding management and diversification

Core deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy.

The Bank aims to achieve a diversified source of funding by geographical location, currency, instrument and depositor or counterparty in both the secured and unsecured borrowing markets. Furthermore, the Bank has been actively engaged in securitization programs that give it access to long-term funding and act as a capital management tool.

To ensure stability of market access, the Bank maintains and develops direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and favours extending the terms of term deposits whenever this proves economically advantageous and strategically desirable.

Liquidity risk measurement

Liquidity risk is managed on a consolidated basis by assigning limits to a set of risk measures. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are based on net cash capital, survival period and liquidity ratios, enabling the Bank to strike an optimal balance between long-term funding and purchased funds.

Furthermore, the Bank restricts its reliance on any one depositor and thereby avoids an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor has been established.

Finally, a detailed liquidity contingency plan is outlined in the Policy.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

3 – Management of the Risks Associated with Financial Instruments (cont.)

The following table shows financial liabilities and loan commitments by contractual maturity, except for the fair value of derivative financial instruments held for trading and commitments related to securities sold short.

As at April 30, 2008

	Payable on demand	Payable after notice	Payable on a fixed date				
			Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Personal	2,931	13,629	7,524	3,465	4,171	40	31,760
Other	7,645	7,048	19,780	1,164	1,730	1,243	38,610
Total deposits	**10,576**	**20,677**	**27,304**	**4,629**	**5,901**	**1,283**	**70,370**

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
Designated derivative financial instruments					
Fair value hedges	5	3	8	5	21
Cash flow hedges	–	–	54	10	64
Total designated derivative financial instruments	5	3	62	15	85
Subordinated debentures	39	–	500	1,144	1,683
Loan commitments	24,746	–	–	–	24,746

4 – Capital Disclosure

CAPITAL MANAGEMENT OBJECTIVES, POLICIES AND PROCEDURES

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy the minimum requirements for a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions (the "Superintendent"), and the production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the ARMC, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

CAPITAL MANAGEMENT

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. The definition adopted by the Bank for International Settlements (BIS) distinguishes between three types of capital: Tier 1 capital, or base capital, which consists of common shareholders' equity and non-cumulative preferred shareholders' equity, the eligible amount of innovative instruments and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital, or supplementary capital, which consists of the book value of other preferred shares, the eligible portion of subordinated debentures, the eligible general allowance for credit risk as well as the eligible amount of innovative instruments that could not be included in Tier 1 capital. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first-loss protection with respect to asset securitization.

On November 1, 2007, the Bank adopted the requirements of the new Basel II capital standards framework. These new rules, established in 2004 by the BIS in Basel, Switzerland, and adopted by many countries around the world, including Canada, amend the capital adequacy rules introduced in 1988.

Since November 1, 2007, the Bank has been using the standardized approach for credit risk. This approach is almost identical to the one used as at October 31, 2007. Beginning in fiscal 2010, the Bank will adopt the Advanced Internal Ratings-Based Approach, which provides for enhanced sensitivity of capital to the credit risk of borrowers and counterparties with which the Bank does business. The Bank has been using the standardized approach for operational risk since November 1, 2007. This approach imposes a capital charge to cover operational risk.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

4 – Capital Disclosure (cont.)

The Superintendent considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total capital ratio of 10%. The Bank maintained ratios that satisfied these requirements in the second quarter of 2008.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 23 times the total capital. The Bank met the assets-to-capital multiple test in the second quarter of 2008.

REGULATORY CAPITAL	Basel II	Basel I
	April 30, 2008	October 31, 2007
Tier 1 Capital		
Common shares	**1,599**	1,575
Contributed surplus	**34**	32
Retained earnings	**2,998**	2,793
Unrealized foreign exchange gains and losses, net of hedging activities and after tax, included in *Accumulated other comprehensive income*	**(146)**	(180)
Non-cumulative permanent preferred shares	**573**	400
Innovative instruments(1)	**763**	509
Non-controlling interest(2)	**15**	17
Trading in short positions of own shares	**(1)**	(1)
Gross Tier 1 Capital	**5,835**	5,145
Goodwill	**(707)**	(703)
Net Tier 1 Capital	**5,128**	4,442
Gains on sales recorded upon securitization	**(39)**	–
Adjusted Net Tier 1 Capital	**5,089**	4,442
Tier 2 Capital		
Subordinated debentures(3)	**2,144**	1,641
Eligible general allowance for credit risk	**308**	308
Accumulated net after-tax unrealized gains on available for sale equity securities included in *Accumulated other comprehensive income*	**51**	80
Excess Tier 1 qualifying innovative instruments(1)	**164**	-
Other deductions	**(403)**	(355)
Adjusted Tier 2 Capital	**2,264**	1,674
Total Capital	**7,353**	6,116

(1) 300,000 preferred shares, Series A, exchangeable, non-cumulative dividends issued by NB Capital Corporation and 400,000 NBC CapS II – Series 1 issued by NBC Asset Trust presented in Non-controlling interest and the $225 million deposit from NBC Capital Trust

(2) Excluding 300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation, 400,000 NBC CapS II – Series 1 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15

(3) Taking into account the issuance of $500 million of subordinated debentures on May 1, 2008.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

5 – Carrying Values of Financial Assets and Financial Liabilities by Category

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below.

As at April 30, 2008

	Held for trading	Designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
FINANCIAL ASSETS							
Cash	295	–	–	–	–	–	–
Deposits with financial institutions	–	–	191	3,386	–	–	–
Securities							
Available for sale	–	–	7,510	–	–	–	–
Held for trading	37,872	–	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	9,105	–	–	–
Loans	–	–	–	49,262	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,770	–	–	–
Fair value of derivative financial instruments	4,563	–	–	–	–	94	204
Other assets	–	–	–	3,659	–	–	–
Total financial assets	42,730	–	7,701	70,182	–	94	204
FINANCIAL LIABILITIES							
Deposits							
Personal	–	–	–	–	31,760	–	–
Business and government	–	472	–	–	32,250	–	–
Deposit-taking institutions	–	–	–	–	5,663	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	4,770	–	–
Obligations related to securities sold short	16,913	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	8,563	–	–
Fair value of derivative financial instruments	4,223	–	–	–	–	64	21
Other liabilities	–	–	–	–	8,422	–	–
Subordinated debentures	–	–	–	–	1,683	–	–
Total financial liabilities	21,136	472	–	–	93,336	64	21

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

5 – Carrying Values of Financial Assets and Financial Liabilities by Category (cont.)

As at October 31, 2007

	Held for trading	Designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
FINANCIAL ASSETS							
Cash	283	–	–	–	–	–	–
Deposits with financial institutions	–	–	836	2,209	–	–	–
Securities							
Available for sale	–	–	8,442	–	–	–	–
Held for trading	30,828	–	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	5,966	–	–	–
Loans	–	–	–	47,960	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,085	–	–	–
Fair value of derivative financial instruments	4,702	–	–	–	–	2	179
Other assets	–	–	–	5,194	–	–	–
Total financial assets	35,813	–	9,278	65,414	–	2	179
FINANCIAL LIABILITIES							
Deposits							
Personal	–	–	–	–	30,215	–	–
Business and government	–	297	–	–	33,500	–	–
Deposit-taking institutions	–	–	–	–	6,561	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other							
Acceptances	–	–	–	–	4,085	–	–
Obligations related to securities sold short	16,223	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	2,070	–	–
Fair value of derivative financial instruments	3,314	–	–	–	–	85	216
Other liabilities	–	–	–	–	7,541	–	–
Subordinated debentures	–	–	–	–	1,605	–	–
Total financial liabilities	19,537	297	–	–	85,802	85	216

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

6 – Total Income from Trading Activities

Total income from trading activities comprises net interest income from trading activities, trading revenues recognized as *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on securities held for trading, income from derivative financial instruments held for trading purposes and the change in fair value of financial liabilities designated as held for trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

TOTAL INCOME FROM TRADING ACTIVITIES

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Net interest income	**14**	116	(64)	**130**	(103)
Other income	**(5)**	(76)	184	**(81)**	315
Non-controlling interest	**(14)**	62	(23)	**48**	(24)
Total	**(5)**	102	97	**97**	188

7 – Available for Sale Financial Assets

Financial assets classified as available for sale comprise securities and certain negotiable certificates of deposit.

As at April 30, 2008

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	**2,666**	**10**	**(3)**	**2,673**
Provinces	**1,091**	**3**	**(1)**	**1,093**
Municipalities or school boards	**1**	**–**	**–**	**1**
U.S. Treasury and other U.S. agencies	**10**	**–**	**–**	**10**
Other debt securities	**2,637**	**12**	**(11)**	**2,638**
Equity securities	**1,017**	**125**	**(47)**	**1,095**
Total available for sale securities	**7,422**	**150**	**(62)**	**7,510**
Other available for sale financial assets	**191**	**–**	**–**	**191**
Total available for sale financial assets	**7,613**	**150**	**(62)**	**7,701**

Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of an other-than-temporary impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at April 30, 2008, the Bank concluded that the gross unrealized losses were temporary.

Impairment charges

During the quarter ended April 30, 2008, a $4 million impairment charge relating to a decline in the value of available for sale securities, which the Bank considered as other-than-temporary, was recognized in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income.

Available for sale securities presented at cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available for sale but are presented at cost because they are not traded in an active market. These available for sale securities presented at cost in the Consolidated Balance Sheet totalled $281 million. The fair value of some of these securities could be estimated. The difference between the estimated fair value and the cost of these securities totalled a gain of $44 million.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

8 – Asset-Backed Commercial Paper

Asset-backed commercial paper

On December 23, 2007, the Pan-Canadian Investors Committee (Committee) for Third-Party Structured Asset-Backed Commercial Paper (ABCP) approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On March 17, 2008, the Committee announced that it had filed an application with the Ontario Superior Court of Justice under the *Companies' Creditors Arrangement Act* (CCAA) asking the court to call a meeting of ABCP noteholders to vote on the Committee's restructuring plan. On March 18, 2008, to support the efforts of the proposed restructuring plan, the Bank committed to contribute approximately $815 million to the margin funding facilities. The restructuring plan was approved by approximately 96% of the noteholders on April 25, 2008 and is now subject to approval by the Ontario Superior Court of Justice.

As at April 30, 2008, the carrying value of the ABCP held by the Bank, before the impairment charge recorded in the fiscal year ended 2007, was $2,254 million and the underlying assets as part of the restructuring plan are broken down as follows:

Type of underlying assets	Carrying value before impairment charge
Synthetic and hybrid assets	1,569
Traditional assets[1]	186
Ineligible assets	282
ABCP not included in the Pan-Canadian restructuring plan	217
Total[2]	**2,254**

(1) Includes series secured exclusively by traditional assets.
(2) The underlying assets of the affected series of ABCP held by the Bank are comprised of 53% of leveraged super senior notes, 22% of fully funded collateralized debt obligations, 15% of traditional assets and 10% of cash.

Establishing fair value

To determine the value of the ABCP it holds, the Bank established a range of estimated fair value. Since the carrying value of the ABCP held by the Bank (after impairment charge) as of October 31, 2007, was within the range of the estimated fair value established as at April 30, 2008, no change was made to the carrying value as at April 30, 2008. The carrying value of the ABCP held by the Bank, as at April 30, 2008, was $1,685 million of which $1,559 million was classified in *Available for sale securities* and $126 million was classified in *Held for trading securities.*

As at April 30, 2008, the Bank established ABCP fair value based on the underlying asset classes proposed in the restructuring plan. For synthetic and hybrid assets, traditional assets and ABCP restructured outside the Pan-Canadian restructuring plan, the Bank considered the high quality of the underlying assets and determined the fair value using a discounted cash flow analysis. The fair value incorporates a probability-weighted estimate of valuation if a successful restructuring of the trusts was not completed. This fair value is also based on observable market inputs for comparable financial instruments from independent pricing sources, to assess the fair value of each class of assets held by the trusts. The main assumptions pertain to the high probability of restructuring, the expected coupons, the expected maturity of the floating rate notes received in exchange of the ABCP, the expected rating and an appropriate discount rate taking into consideration the risks of future losses. The expected discount rate was determined based on observable market inputs for comparable financial instruments.

For ABCP that is not restructured and not under the Pan-Canadian Investors Committee process, as well as for ABCP supported by ineligible assets, observable market inputs for comparable financial instruments from independent pricing sources were used to assess the fair value of each class of assets held by the trusts.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2008, which may change in subsequent periods. Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a slowdown in economic conditions in North America.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

9 – Transfers of Receivables

NEW SECURITIZATION ACTIVITIES

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities.

Under a 1998 agreement, the Bank also sells credit card receivables on a revolving basis to a trust. During the second quarter, the Bank sold $423 million in credit card receivables to this trust. Further to this issue, outstanding securitized credit card receivables increased from $800 million as at January 31, 2008 to $1,223 million as at April 30, 2008.

The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues.*

Securitization activities for the quarter ended	April 30, 2008		January 31, 2008	April 30, 2007
	Insured mortgage loans	Credit card receivables	Insured mortgage loans	Insured mortgage loans
Net cash proceeds	692	398 (1)	1,204	433
Asset-backed securities purchased(2)	–	23	–	–
Retained rights to future excess interest	29	13	29	12
Retained servicing liability	(4)	(3)	(7)	(3)
	717	431	1,226	442
Receivables securitized and sold	694 (3)	423	1,208 (4)	436
Gain before income taxes, net of transaction fees	23	8	18	6
Mortgage-backed securities created and retained included in *Securities available for sale*	39	–	455	–

(1) The net cash proceeds received is equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under Securities available for sale *in the Consolidated Balance Sheet.*
(3) Includes $151 million in receivables securitized in previous fiscal years.
(4) Includes $181 million in receivables securitized in previous fiscal years.

Securitization activities for the six months ended	April 30, 2008		April 30, 2007
	Insured mortgage loans	Credit card receivables	Insured mortgage loans
Net cash proceeds	1,896	398 (1)	1,351
Asset-backed securities purchased(2)	–	23	–
Retained rights to future excess interest	58	13	39
Retained servicing liability	(11)	(3)	(8)
	1,943	431	1,382
Receivables securitized and sold	1,902 (3)	423	1,362
Gain before income taxes, net of transaction fees	41	8	20
Mortgage-backed securities created and retained included in *Securities available for sale*	494	–	–

(1) The net cash proceeds received is equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under Securities available for sale *in the Consolidated Balance Sheet.*
(3) Includes $332 million in receivables securitized in previous fiscal years.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

9 – Transfers of Receivables (cont.)

IMPACT OF SECURITIZATION ACTIVITIES ON CERTAIN ITEMS IN THE CONSOLIDATED STATEMENT OF INCOME

Securitization revenues for the quarter ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
Insured mortgage loans	**23**	6	**4**	4	**–**	–	**27**	10
Credit card receivables(1)	**27**	22	**4**	4	**–**	12	**31**	38
Total	**50**	28	**8**	8	**–**	12	**58**	48

Securitization revenues for the six months ended April 30

	Gains on sale of assets		Servicing revenues		Other		Total	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
Insured mortgage loans	**41**	20	**9**	8	**–**	–	**50**	28
Credit card receivables(1)	**40**	39	**10**	8	**4**	21	**54**	68
Total	**81**	59	**19**	16	**4**	21	**104**	96

(1) Revolving securitization transactions and new securitization activities.

KEY ASSUMPTIONS

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended April 30, 2008 were as follows:

	Insured mortgage loans		Credit card receivables
	Variable rate	Fixed rate	
Weighted average term (months)	**29.8**	**29.4**	**–**
Payment rate (per month)	**–**	**–**	**25.1%**
Prepayment rate	**20.0%**	**17.0%**	**–**
Excess spread, net of credit losses	**1.0%**	**2.2%**	**10.9%**
Expected credit losses	**–**	**–**	**3.8%**
Discount rate	**4.3%**	**3.3%**	**17.0%**

10 – Financial Assets Transferred but Not Derecognized

As part of its operations, the Bank concludes transactions in which it transfers financial assets to a third party but which are presented in the Consolidated Balance Sheet because they do not meet the criteria for derecognition.

The carrying values of these transferred financial assets are presented in the table below:

	April 30, 2008	October 31, 2007
Securities sold under repurchase agreements	**8,596**	1,921
Loaned securities	**5,077**	4,103

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

11 – Held for Trading Financial Liabilities

Certain deposits with one or more embedded derivatives are designated as held for trading. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet.

The fair value of these deposits totalled $472 million as at April 30, 2008. The $12 million change in fair value for the quarter was recorded as a gain in *Trading revenues* in the Consolidated Statement of Income ($33 million for the six-month period ended April 30, 2008). The change in fair value for the quarter attributable to credit risk is a $2 million unrealized gain ($2 million for the six-month period ended April 30, 2008).

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at April 30, 2008.

12 – Non-Controlling Interest

	Denominated in foreign currency	April 30, 2008	October 31, 2007
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust(1)		**400**	–
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation(2)	US 300	**302**	284
Mutual funds consolidated in accordance with AcG-15		**22**	26
Other entities consolidated in accordance with AcG-15		**1,101**	630
Other		**15**	20
Total		**1,840**	960

(1) *On January 22, 2008, the Bank issued 400,000 non-voting transferable trust units called Trust Capital Securities – Series 1 or "NBC CapS II – Series 1" through its subsidiary NBC Asset Trust (the "Trust"), a closed-end trust established under the laws of Ontario. These securities are not redeemable or exchangeable for Bank preferred shares at the option of the holder. The $400 million in gross proceeds from the investment was used by the Trust to finance the acquisition of mortgage co-ownership interests from the Bank.*

The non-cumulative fixed cash distribution per NBC CapS II – Series 1 payable on June 30, 2008 will be $31.715. Thereafter, this distribution will be $36.175 (representing a per annum yield of 7.235% on the $1,000 initial issue price) to be paid by the Trust semi-annually from December 31, 2008 to June 30, 2018, inclusive. Each distribution made after June 30, 2018 will be determined by multiplying $1,000 by one-half of the sum of the applicable bankers' acceptance rate in effect plus 3.79%. No cash distributions will be payable by the Trust on NBC CapS II – Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as the sole holder of the special trust securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS II – Series 1, the Bank will withhold from declaring dividends on any of its preferred and common shares during a determined period.

On or after June 30, 2013, or prior to that date upon the occurrence of a predetermined regulatory event or tax event, the Trust may, at its option, redeem the NBC CapS II – Series 1 in whole, without the consent of the holders, with prior written notice and with Superintendent approval.

On or after January 22, 2013, the Trust may, with Superintendent approval, purchase the NBC CapS II – Series 1, in whole or in part, on the open market or by tender or private contract at any price. The NBC CapS II – Series 1 purchased by the Trust will be cancelled and will not be reissued.

Each NBC CapS II – Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 19 of the Bank upon the occurrence of one of the following events: i) proceedings are commenced for the winding-up of the Bank; ii) the Superintendent takes control of the Bank; iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The First Preferred Shares, Series 19 of the Bank will pay semi-annual, non-cumulative cash dividends and will be redeemable at the Bank's option, with Superintendent approval, as of June 30, 2013, but will not be redeemable at the option of the holders. Upon an automatic exchange, the Bank will hold all capital securities outstanding of the Trust.

For regulatory capital purposes, the NBC CapS II – Series 1 in the amount of $400 million qualify as innovative instruments and are eligible as Tier 1 capital. According to the guidelines of the Superintendent, innovative instruments may consist of a portion representing up to 15% of net Tier 1 capital and an additional portion of 5% eligible as Tier 2B capital.

(2) *Annual dividend of 8.35% payable quarterly on March 30, June 30, September 30 and December 30. These preferred shares do not have voting rights. They have been redeemable at the issuer's option since September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share will automatically be exchanged for a new First Preferred Share, Series Z of the Bank if one of the following events occurs: (i) the Bank defaults on the dividend payment for its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) at the request of the Superintendent, in accordance with subsection 485(3) of the* Bank Act (Canada).

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

13 - Capital Stock

Shares outstanding and dividends declared as at April 30, 2008

	Number of shares	Shares $	Dividends $	Dividends per share $
First Preferred Shares				
Series 15	8,000,000	200	6	0.7312
Series 16	8,000,000	200	5	0.6062
Series 20	6,900,000	173	–	–
	22,900,000	573	11	
Common shares	158,364,440	1,599	196	1.2400
		2,172		

ISSUANCE OF PREFERRED SHARES

On April 16, 2008, the Bank issued 6,000,000 first preferred shares Series 20, with non-cumulative preferential dividends at a quarterly amount of $0.375 per share, for a consideration of $146 million, net of fees of $4 million. The first dividends will be payable on August 15, 2008 and will be $0.494178 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 900,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 900,000 preferred shares, Series 20. The Bank received a consideration of $22 million, net of fees of $1 million.

REPURCHASE OF COMMON SHARES

On February 1, 2008, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 4,700,000 common shares over a 12-month period ending no later than January 30, 2009. Repurchases will be made on the open market at market prices through the facilities of the Toronto Stock Exchange.

On February 1, 2007, the Bank had filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ended January 31, 2008. On January 23, 2006, the Bank had filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to *Retained earnings*.

During the six months ended April 30, 2008, the Bank did not repurchase any common shares. During the six months ended April 30, 2007, the Bank had repurchased 2,956,600 common shares at a cost of $189 million, which had reduced *Common share capital* by $29 million and *Retained earnings* by $160 million.

14 - Pension Benefits and Other Employee Future Benefits

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	**April 30, 2008**	April 30, 2007
Pension benefit expense	**9**	9	15	**18**	30
Other employee future benefit expense	**2**	3	3	**5**	6

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

15 – Stock-Based Compensation

STOCK OPTION PLAN

During the six months ended April 30, 2008, the Bank awarded 2,260,036 stock options (2007: 1,493,504) with a fair value of $9.21 per option (2007: $11.32).

As at April 30, 2008, a total of 7,346,330 stock options were outstanding.

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

Six months ended	April 30, 2008	April 30, 2007
Risk-free interest rate	4.40%	4.05%
Expected life of the options	6 years	5 years
Expected volatility	25.3%	22.5%
Expected dividend yield	4.6%	3.3%

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	April 30, 2008	April 30, 2007
Compensation expense recorded for the stock options	3	2	6	5	11

16 – Earnings per Share

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

	Quarter ended			Six months ended	
	April 30, 2008	January 31, 2008	April 30, 2007	April 30, 2008	April 30, 2007
Basic earnings per share					
Net income	165	255	233	420	473
Dividends on preferred shares	6	5	6	11	11
Net income available to common shareholders	159	250	227	409	462
Weighted average basic number of common shares outstanding (thousands)	158,373	158,001	160,588	158,185	161,144
Basic earnings per share	$1.01	$1.58	$1.42	$2.59	$2.87
Diluted earnings per share					
Net income available to common shareholders	159	250	227	409	462
Weighted average basic number of common shares outstanding (thousands)	158,373	158,001	160,588	158,185	161,144
Adjustment to average number of common shares (thousands)					
Stock options(1)	618	730	1,444	580	2,090
Weighted average diluted number of common shares outstanding (thousands)	158,991	158,731	162,032	158,765	163,234
Diluted earnings per share	$1.00	$1.58	$1.40	$2.58	$2.83

(1) For the quarter ended April 30, 2008, the calculation of the diluted earnings per share excludes 4,350,921 average options outstanding with a weighted average exercise price of $58.91 (3,341,704 average options outstanding with a weighted average exercise price of $60.73 for the quarter ended January 31, 2008 and 1,487,956 average options outstanding with a weighted average exercise price of $65.90 for the quarter ended April 30, 2007) as the exercise price of these options was greater than the average price of the Bank's common shares. For the six-month period ended April 30, 2008, the calculation of the diluted earnings per share excluded 3,840,767 average options outstanding with a weighted average exercise price of $59.71 (1,113,130 average options outstanding with a weighted average exercise price of $65.90 for the six-month period ended April 30, 2007) as the exercise price of these options was greater than the average price of the Bank's common shares.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

17 – Collateral Management

PLEDGED ASSETS

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided in the following table. These transactions were concluded under standard terms and conditions for such transactions.

	April 30, 2008	October 31, 2007
Assets pledged in relation to		
Derivative financial instrument transactions	**606**	948
Borrowing, securities lending and securities sold under repurchase agreements	**23,467**	17,227
Direct clearing organizations and other	**4,455**	5,619
Total	**28,528**	23,794

FINANCIAL ASSETS RECEIVED AS COLLATERAL

As at April 30, 2008, the fair value of financial assets received as collateral that the Bank was authorized to sell or repledge totalled $30 billion (October 31, 2007: $27 billion).

These financial assets received as collateral were obtained as a result of transactions involving securities purchased under reverse repurchase, borrowing and securities lending agreements and derivative financial instrument transactions.

These transactions were concluded in accordance with standard terms and conditions for such transactions.

18 – Litigation

In the normal course of business, the Bank is a party in legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

As a result of the events that occurred in the asset-backed commercial paper (ABCP) market in August 2007, the Bank and its subsidiaries have received inquiries, complaints and formal demands from some of their clients, and are the subject of a lawsuit relating to the role of the Bank and its subsidiaries in ABCP-related transactions. On the basis of the arguments advanced by ABCP holders to date, Management is of the opinion that the Bank and its subsidiaries have strong defenses. At this stage, however, it is not possible to determine the outcome of such client requests, complaints, formal demands and legal action.

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

19 – Segment Disclosures

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Quarter ended April 30	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income(1)	**343**	332	**36**	32	**82**	(46)	**(97)**	(70)	**364**	248
Other income(1)	**191**	191	**177**	201	**197**	371	**(42)**	10	**523**	773
Total revenues	**534**	523	**213**	233	**279**	325	**(139)**	(60)	**887**	1,021
Operating expenses	**318**	319	**149**	164	**156**	167	**11**	10	**634**	660
Contribution	**216**	204	**64**	69	**123**	158	**(150)**	(70)	**253**	361
Provision for credit losses	**45**	35	**–**	–	**(2)**	–	**(9)**	(12)	**34**	23
Income (loss) before income taxes (recovery) and non-controlling interest	**171**	169	**64**	69	**125**	158	**(141)**	(58)	**219**	338
Income taxes (recovery)(1)	**58**	57	**20**	23	**31**	45	**(81)**	(50)	**28**	75
Non-controlling interest	**–**	–	**–**	1	**14**	24	**12**	5	**26**	30
Net income (loss)	**113**	112	**44**	45	**80**	89	**(72)**	(13)	**165**	233
Average assets	**51,966**	48,356	**707**	677	**87,758**	92,746	**(12,447)**	(12,029)	**127,984**	129,750

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Six months ended April 30	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income(2)	**685**	676	**70**	65	**232**	(55)	**(195)**	(162)	**792**	524
Other income(2)	**395**	387	**365**	396	**263**	668	**1**	35	**1,024**	1,486
Total revenues	**1,080**	1,063	**435**	461	**495**	613	**(194)**	(127)	**1,816**	2,010
Operating expenses	**627**	631	**306**	323	**325**	332	**8**	30	**1,266**	1,316
Contribution	**453**	432	**129**	138	**170**	281	**(202)**	(157)	**550**	694
Provision for credit losses	**89**	78	**–**	–	**(2)**	–	**(21)**	(26)	**66**	52
Income (loss) before income taxes (recovery) and non-controlling interest	**364**	354	**129**	138	**172**	281	**(181)**	(131)	**484**	642
Income taxes (recovery)(2)	**121**	119	**40**	44	**71**	86	**(137)**	(118)	**95**	131
Non-controlling interest	**–**	–	**2**	3	**(50)**	25	**17**	10	**(31)**	38
Net income (loss)	**243**	235	**87**	91	**151**	170	**(61)**	(23)	**420**	473
Average assets	**51,517**	47,891	**700**	660	**85,987**	88,200	**(12,814)**	(12,035)	**125,390**	124,716

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services, investment management services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

Taxable Equivalent

(1) *The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $41 million (2007: $24 million) and other income by $14 million (2007: $18 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the* Other *heading.*

(2) *For the six months ended April 30, 2008, net interest income was grossed up by $64 million ($68 million in 2007) and other income by $38 million ($39 million in 2007). An equivalent amount was added to income taxes (recovery). The impact of these increases is reversed under the* Other *heading.*

CONSOLIDATED FINANCIAL STATEMENTS | Notes to the consolidated financial statements (cont.)

(unaudited) (millions of dollars)

20 – Disposition

On January 3, 2008, the Bank, through one of its wholly owned subsidiaries, finalized the sale of all of its common shares in National Bank of Canada (International) Ltd. to Crédit Agricole (Suisse) SA. As a result of this transaction, the Bank recorded a gain of $32 million, net of related charges of $1 million, in the Consolidated Statement of Income. An additional gain of $6 million will be recognized in the Consolidated Statement of Income, provided a certain level of assets under management is maintained.

21 – Subsequent Events

On May 1, 2008, the Bank exchanged all of its common shares of Montréal Exchange Inc. further to the decision of *Autorité des marchés financiers* to approve the merger of the Montréal Exchange Inc. with TSX Group Inc. The consideration received consisted of $16.26 in cash and 0.4540 common share of TMX Group Inc. for each Montréal Exchange Inc. common share held. The gain from this transaction was $88 million.

On May 1, 2008, the Bank issued $500 million of subordinated debentures expiring in 2018. The interest rate of 5.55% is payable every six months on the 15th day of May and November of each year.

In May 2008, a Bank subsidiary reached a defenitive agreement to acquire Bieber Securities Inc., an investment management firm whose assets under management totalled $550 million. Completion of this transaction, which is expected in June 2008, remains subject to a number of conditions and regulatory approvals, including approval of the Toronto Stock Exchange.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly Report Publication Dates for Fiscal 2008
Third quarter: August 28, 2008
Fourth quarter: December 4, 2008

Disclosure of Second Quarter 2008 Results

Conference Call
- A conference call for analysts and institutional investors will be held on May 29, 2008 at 1:30 p.m. EDT.
- Access by telephone in listen-only mode: 1-866-862-3908 or 416-641-6130
- A recording of the conference call can be heard until June 5, 2008 by calling 416-695-5800 or 1-800-408-3053. The access code is 3260938#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: **service@computershare.com**
Website: **www.computershare.com**

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).

NATIONAL BANK
FINANCIAL GROUP

Head Office
600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada is committed to protecting the environment.
Cascades Paper, New Life OPAQUE, 30% post-consumer recycled fibres

30% POST

Completely recyclable – the responsible choice

END